UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 02	YEAR: 2012
GRUPO TELEVISA, S.A.B.

STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	END OF PREVIOUS YEAR	START PREVIOUS YEAR
		AMOUNT	AMOUNT	AMOUNT
10000000	TOTAL ASSETS	149,332,302	153,969,291	136,423,032
11000000	CURRENT ASSETS	46,026,105	50,659,758	59,775,967
11010000	CASH AND AVAILABLE INVESTMENTS	16,073,577	16,275,924	20,942,531
11020000	SHORT-TERM INVESTMENTS	4,995,842	5,422,563	10,446,840
11020010	FINANCIAL INSTRUMENTS AVAILABLE FOR SALE	0	0	0
11020020	FINANCIAL INSTRUMENTS FOR NEGOTIATION	0	0	0
11020030	FINANCIAL INSTRUMENTS HELD TO MATURITY	4,995,842	5,422,563	10,446,840
11030000	CUSTOMER (NET)	13,013,218	19,243,712	17,701,125
11030010	CUSTOMER	15,074,843	21,025,382	19,279,862
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-2,061,625	-1,781,670	-1,578,737
11040000	OTHER ACCOUNTS RECEIVABLE (NET)	3,939,180	2,908,866	4,308,780
11040010	OTHER ACCOUNTS RECEIVABLE	4,457,943	3,430,938	4,756,480
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-518,763	-522,072	-447,700
11050000	INVENTORIES	1,303,549	1,383,822	1,254,536
11051000	BIOLOGICAL ASSETS CURRENT	0	0	0
11060000	OTHER CURRENT ASSETS	6,700,739	5,424,871	5,122,155
11060010	ADVANCE PAYMENTS	1,095,168	810,942	619,328
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	31,443	99,737	0
11060030	ASSETS AVAILABLE FOR SALE	0	0	0
11060040	DISCONTINUED OPERATIONS	0	0	0
11060050	RIGHTS AND LICENSING	0	0	0
11060060	OTHER	5,574,128	4,514,192	4,502,827
12000000	NON-CURRENT ASSETS	103,306,197	103,309,533	76,647,065
12010000	ACCOUNTS RECEIVABLE (NET)	411,096	253,795	67,763
12020000	INVESTMENTS	41,712,177	44,020,505	21,757,818
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	21,981,707	3,431,630	3,230,328
12020020	HELD-TO-MATURITY DEBT SECURITIES	543,157	543,581	935,494
12020030	OTHER AVAILABLE-FOR-SALE INVESTMENTS	2,386,583	2,812,200	2,922,625
12020040	OTHER	16,800,730	37,233,094	14,669,371
12030000	PROPERTY, PLANT AND EQUIPMENT (NET)	41,250,501	40,874,886	37,632,378
12030010	BUILDINGS	15,722,691	15,640,610	15,367,086
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	59,173,780	55,880,030	48,724,302
12030030	OTHER EQUIPMENT	7,108,051	7,473,001	7,012,452
12030040	ACCUMULATED DEPRECIATION	-44,771,475	-41,735,471	-36,331,744
12030050	CONSTRUCTION IN PROGRESS	4,017,454	3,616,716	2,860,282
12040000	INVESTMENT PROPERTIES	0	0	0
12050000	NON-CURRENT BIOLOGICAL ASSETS	0	0	0
12060000	INTANGIBLE ASSETS (NET)	10,291,328	10,673,931	11,170,036
12060010	GOODWILL	2,571,942	2,571,942	2,677,551
12060020	TRADEMARKS	1,759,685	1,749,765	1,749,493
12060030	RIGHTS AND LICENSING	623,493	752,899	784,266
12060031	CONCESSIONS	3,649,859	3,650,964	3,507,170
12060040	OTHER	1,686,349	1,948,361	2,451,556
12070000	DEFERRED TAX ASSETS	1,234,224	451,885	0
12080000	OTHER NON-CURRENT ASSETS	8,406,871	7,034,531	6,019,070
12080001	ADVANCE PAYMENTS	0	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	28,577	45,272	189,400
12080020	EMPLOYEE BENEFITS	96,674	105,090	170,585
12080021	ASSETS AVAILABLE-FOR-SALE	0	0	0
12080030	DISCONTINUED OPERATIONS	0	0	0
12080040	DEFERRED ASSETS (NET)	0	0	0
12080050	OTHER	8,281,620	6,884,169	5,659,085
20000000	TOTAL LIABILITIES	87,926,147	94,879,916	83,129,486
21000000	CURRENT LIABILITIES	30,021,560	36,001,984	33,308,410
21010000	BANK LOANS	108,920	1,019,872	429,424
21020000	STOCK MARKET LOANS	0	0	889,066
21030000	OTHER LIABILITIES WITH COST	412,789	531,891	430,137
21040000	SUPPLIERS	8,714,742	7,687,518	7,472,253
21050000	TAXES PAYABLE	1,176,143	1,388,242	1,443,887
21050010	INCOME TAXES PAYABLE	546,947	822,947	973,498
21050020	OTHER TAXES PAYABLE	629,196	565,295	470,389
21060000	OTHER CURRENT LIABILITIES	19,608,966	25,374,461	22,643,643
21060010	INTEREST PAYABLE	760,412	792,645	750,743
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	74,329
21060030	DEFERRED INCOME	14,902,721	20,926,324	18,587,871
21060050	EMPLOYEE BENEFITS	467,932	252,492	199,638
21060060	PROVISIONS	174,404	0	0
21060061	LIABILITIES RELATED TO CURRENT AVAILABLE-FOR- SALE ASSETS	0	0	0
21060070	DISCONTINUED OPERATIONS	0	0	0
21060080	OTHER	3,303,497	3,403,000	3,031,062
22000000	NON-CURRENT LIABILITIES	57,904,587	58,877,932	49,821,076
22010000	BANK LOANS	13,295,560	13,182,895	7,280,460
22020000	STOCK MARKET LOANS	40,313,886	41,612,019	38,299,213
22030000	OTHER LIABILITIES WITH COST	109,290	201,844	349,674
22040000	DEFERRED TAX LIABILITIES	0	0	195,927
22050000	OTHER NON-CURRENT LIABILITIES	4,185,851	3,881,174	3,695,802
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	405,143	310,604	103,528
22050020	DEFERRED INCOME	664,975	460,000	495,508
22050040	EMPLOYEE BENEFITS	0	0	0
22050050	PROVISIONS	543,089	0	0
22050051	LIABILITIES RELATED TO NON-CURRENT AVAILABLE- FOR-SALE ASSETS	0	0	0
22050060	DISCONTINUED OPERATIONS	0	0	0
22050070	OTHER	2,572,644	3,110,570	3,096,766
30000000	STOCKHOLDERS' EQUITY	61,406,155	59,089,375	53,293,546
30010000	CONTROLLING INTEREST	53,577,337	51,775,184	44,664,815
30030000	SOCIAL CAPITAL	4,978,126	5,040,808	4,883,782
30040000	SHARES REPURCHASED	-13,381,961	-15,971,710	-6,156,625
30050000	PREMIUM ON ISSUANCE OF SHARES	15,889,819	15,889,819	3,844,524
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0
30070000	OTHER CAPITAL CONTRIBUTED	0	0	0
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	41,024,264	41,417,869	37,471,844
30080010	LEGAL RESERVE	2,139,007	2,139,007	2,135,423
30080020	OTHER RESERVES	0	0	0
30080030	RETAINED EARNINGS	40,450,646	36,797,934	38,155,567
30080040	NET INCOME FOR THE YEAR	2,902,199	6,665,936	0
30080050	OTHER	-4,467,588	-4,185,008	-2,819,146
30090000	OTHER ACCUMULATED COMPREHENSIVE RESULT (NET OF TAX)	5,067,089	5,398,398	4,621,290

30090010	EARNINGS PER PROPERTY REASSESSMENT	0	0	0
30090020	EARNINGS (LOSS) FOR LABOR OBLIGATIONS ACTUARIAL	2,218	2,218	0
30090030	RESULT FOR FOREIGN CURRENCY CONVERSION	79,686	162,371	0
30090040	CHANGES IN THE VALUATION OF AVAILABLE-FOR- SALE FINANCIAL ASSETS	-7,180	213,170	502,745
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-157,872	-57,533	-103,519
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	901,136	893,422	0
30090070	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	4,249,101	4,184,750	4,222,064
30090080	OTHER COMPREHENSIVE RESULT	0	0	0
30020000	NON-CONTROLLING INTEREST	7,828,818	7,314,191	8,628,731

DATA INFORMATION
AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR	END OF PREVIOUS YEAR	START PREVIOUS YEAR
		AMOUNT	AMOUNT	AMOUNT
91000010	FOREIGN CURRENCY LIABILITIES SHORT-TERM	5,204,414	5,229,595	7,027,829
91000020	FOREIGN CURRENCY LIABILITIES LONG-TERM	28,120,586	28,044,835	27,790,401
91000030	CAPITAL STOCK NOMINAL	2,494,410	2,525,818	2,368,792
91000040	RESTATEMENT OF CAPITAL STOCK	2,483,716	2,514,990	2,514,990
91000050	PENSIONS AND SENIORITY PREMIUMS	1,832,655	1,796,793	1,807,340
91000060	EXECUTIVES (*)	42	39	41
91000070	EMPLOYEES (*)	27,481	26,275	24,698
91000080	WORKERS (*)	0	0	0
91000090	OUTSTANDING SHARES (*)	334,159,732,101	330,862,122,669	325,023,045,906
91000100	REPURCHASED SHARES (*)	28,270,155,030	36,131,302,662	21,518,779,425
91000110	RESTRICTED CASH (1)	0	0	0
91000120	DEBT OF NON-CONSOLIDATED COMPANIES GUARANTEED	0	0	0

(1) THIS CONCEPT MUST BE COMPLETED WHEN THEY HAVE PROVIDED GUARANTEES AFFECTING CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40010000	NET INCOME	32,140,422	16,983,775	28,325,320	15,125,707
40010010	SERVICES	24,878,270	13,120,211	22,288,852	12,003,154
40010020	SALE OF GOODS	994,948	506,640	886,451	447,779
40010030	INTERESTS	0	0	0	0
40010040	ROYALTIES	2,599,772	1,476,601	1,936,653	1,036,519
40010050	DIVIDENDS	0	0	0	0
40010060	LEASE	3,667,432	1,880,323	3,213,364	1,638,255
40010061	CONSTRUCTION	0	0	0	0
40010070	OTHER	0	0	0	0
40020000	COST OF SALES	17,275,405	8,606,911	15,681,245	7,970,799
40021000	GROSS PROFIT (LOSS)	14,865,017	8,376,864	12,644,075	7,154,908
40030000	GENERAL EXPENSES	6,740,104	3,573,681	5,818,020	2,910,876
40040000	INCOME (LOSS) BEFORE OTHER INCOME AND EXPENSES, NET	8,124,913	4,803,183	6,826,055	4,244,032
40050000	OTHER INCOME AND (EXPENSE), NET	-173,061	-135,325	-176,315	-146,020
40060000	OPERATING INCOME (LOSS) (*)	7,951,852	4,667,858	6,649,740	4,098,012
40070000	FINANCE INCOME	3,994	0	15,381	0
40070010	INTEREST INCOME	0	0	0	0
40070020	FOREIGN EXCHANGE GAIN, NET	3,994	0	15,381	0
40070030	DERIVATIVES GAIN, NET	0	0	0	0
40070040	EARNINGS PER CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER	0	0	0	0
40080000	FINANCE EXPENSE	2,715,873	2,135,661	2,290,523	1,330,561
40080010	INTEREST EXPENSE	1,653,528	852,885	1,448,192	843,802
40080020	FOREIGN EXCHANGE LOSS, NET	0	337,989	0	23,737
40080030	DERIVATIVES LOSS, NET	1,062,345	944,787	842,331	463,022
40080050	LOSS FAIR VALUE CHANGE IN FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER	0	0	0	0
40090000	FINANCE INCOME (EXPENSE) NET	-2,711,879	-2,135,661	-2,275,142	-1,330,561
40100000	PARTICIPATION IN THE RESULTS OF ASSOCIATES AND JOINT VENTURES	-24,708	-33,843	-231,036	-133,081

40110000	INCOME (LOSS) BEFORE INCOME TAXES	5,215,265	2,498,354	4,143,562	2,634,370
40120000	INCOME TAXES	1,475,798	713,635	999,796	621,821
40120010	INCOME TAX, CURRENT	2,063,193	1,258,316	1,334,831	889,171
40120020	INCOME TAX, DEFERRED	-587,395	-544,681	-335,035	-267,350
40130000	INCOME (LOSS) FROM CONTINUING OPERATIONS	3,739,467	1,784,719	3,143,766	2,012,549
40140000	INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET	0	0	0	0
40150000	NET INCOME (LOSS)	3,739,467	1,784,719	3,143,766	2,012,549
40160000	NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	837,268	388,442	701,534	350,737

40170000	NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	2,902,199	1,396,277	2,442,232	1,661,812

40180000	INCOME (LOSS) PER BASIC SHARE	1.02	0.49	0.87	0.59
40190000	INCOME (LOSS) PER DILUTED SHARE	0.94	0.45	0.78	0.51

(*) COMPANY DEFINE EACH

STATEMENTS OF COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME (NET OF INCOME TAXES)
FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40200000	NET INCOME (LOSS)	3,739,467	1,784,719	3,143,766	2,012,549
	ITEMS THAT MAY NOT BE RECLASSIFIED INTO RESULTS
40210000	EARNINGS PER PROPERTY REASSESSMENT	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	0	0	0	0
40220100	PARTICIPATION IN RESULTS FOR REVALUATION OF PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED INTO RESULTS
40230000	RESULT FOR FOREIGN CURRENCY CONVERSION	-82,685	95,240	-100,211	-36,199
40240000	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	-220,350	-337,126	-204,886	132,453
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-100,339	-26,395	-28,602	-83,842
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	7,714	553,283	-75,888	-144,360
40270000	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	64,351	2,364	-14,841	4,717
40280000	OTHER COMPREHENSIVE INCOME	0	0	0	0
40290000	TOTAL OTHER COMPREHENSIVE INCOME	-331,309	287,366	-424,428	-127,231

40300000	NET INCOME (LOSS) INTEGRAL	3,408,158	2,072,085	2,719,338	1,885,318
40320000	INCOME (LOSS) INTEGRAL ATTRIBUTABLE TO NON-CONTROLLING INTEREST	830,968	383,048	703,197	296,414
40310000	INCOME (LOSS) INTEGRAL ATTRIBUTABLE TO CONTROLLING INTEREST	2,577,190	1,689,037	2,016,141	1,588,904

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION
FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	4,069,368	2,039,122	3,558,233	1,799,844
92000020	EMPLOYEES' PROFIT SHARING, CURRENT	8,311	5,118	11,095	5,309

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION (TWELVE MONTHS)
FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	YEAR
		CURRENT	PREVIOUS
92000030	NET INCOME (**)	66,396,643	0
92000040	OPERATING INCOME (LOSS) (**)	17,575,788	0
92000050	CONTROLLING INTEREST NET INCOME (LOSS) (**)	7,125,903	0
92000060	NET INCOME (LOSS) (**)	8,553,016	0
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	7,872,687	0

(**) INFORMATION FOR THE LAST TWELVE MONTHS

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
OPERATING ACTIVITIES
50010000	INCOME (LOSS) BEFORE INCOME TAXES	5,215,265	4,143,562
50020000	+ (-) ITEMS NOT REQUIRING CASH	503,828	432,966
50020010	+ ESTIMATES FOR THE PERIOD	413,066	391,889
50020020	+ PROVISIONS FOR THE PERIOD	0	0
50020030	+ (-) OTHER UNREALIZED ITEMS	90,762	41,077
50030000	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	5,031,855	4,695,604
50030010	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	4,069,368	3,558,233
50030020	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50030030	+ (-) LOSS (REVERSION) IMPAIRMENT	0	0
50030040	(-) + EQUITY IN RESULTS OF AFFILIATES AND JOINT VENTURES	24,708	231,036
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST INCOME	(94,323)	(14,461)
50030070	(-) FOREIGN EXCHANGE FLUCTUATION	1,024,776	861,684
50030080	(-) + OTHER ITEMS	7,326	59,612
50040000	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	2,193,897	1,612,894
50040010	(+) ACCRUED INTEREST	2,129,750	1,873,879
50040020	(+) FOREIGN EXCHANGE FLUCTUATION	(1,313,655)	(1,188,419)
50040030	(+) FINANCIAL OPERATIONS OF DERIVATIVES	1,062,345	599,826
50040040	+ (-) OTHER ITEMS	315,457	327,608
50050000	CASH FLOW BEFORE INCOME TAX	12,944,845	10,885,026
50060000	CASH FLOWS PROVIDED OR USED IN OPERATION	(4,097,399)	(3,751,990)
50060010	+ (-) DECREASE (INCREASE) IN CUSTOMERS	5,841,318	4,036,702
50060020	+ (-) DECREASE (INCREASE) IN INVENTORIES	(2,013,088)	(668,562)
50060030	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLES AND OTHER ASSETS	(999,302)	(412,796)
50060040	+ (-) INCREASE (DECREASE) IN SUPPLIERS	949,603	(174,285)
50060050	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(5,603,707)	(4,916,575)
50060060	+ (-) INCOME TAXES PAID OR RETURNED	(2,272,223)	(1,616,474)
50070000	NET CASH FLOWS FROM OPERATING ACTIVITIES	8,847,446	7,133,036
INVESTING ACTIVITIES
50080000	NET CASH FLOWS FROM INVESTING ACTIVITIES	(4,425,256)	(10,464,390)
50080010	(-) PERMANENT INVESTMENTS IN SHARES	(50,333)	(827,459)
50080020	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(4,245,508)	(3,872,824)
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	252,792	528,983
50080050	(-) TEMPORARY INVESTMENTS	(239,684)	(176,881)
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	541,115	5,478,892
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	0	(93,605)
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	13,256	0
50080090	(-) BUSINESS ACQUISITIONS	0	0
50080100	+ BUSINESS DISPOSITIONS	0	0
50080110	+ DIVIDEND RECEIVED	0	66,417
50080120	+ INTEREST RECEIVED	0	0
50080130	+ (-) DECREASE (INCREASE) IN ADVANCES AND LOANS TO THIRD PARTIES	0	0
50080140	+ (-) OTHER ITEMS	(696,894)	(11,567,913)
FINANCING ACTIVITIES
50090000	NET CASH FLOWS FROM FINANCING ACTIVITIES	(4,652,761)	940,511
50090010	+ BANK FINANCING	200,000	9,580,000
50090020	+ STOCK MARKET FINANCING	0	0
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTIZATION	(1,000,000)	(3,110,135)
50090050	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
50090060	(-) OTHER FINANCING AMORTIZATION	(269,426)	(151,569)
50090070	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	(1,084,192)	(1,023,012)
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	(2,161,983)	(1,903,269)
50090120	(-) REPURCHASE OF SHARES	0	(12,623)
50090130	+ (-) OTHER ITEMS	(337,160)	(2,438,881)
50100000	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(230,571)	(2,390,843)
50110000	CHANGES IN THE VALUE OF CASH AND CASH EQUIVALENTS	1,488	(52,179)
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	16,302,660	20,951,953
50130000	CASH AND CASH EQUIVALENTS AT END OF PERIOD	16,073,577	18,508,931

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	ADDITIONAL PAID-IN CAPITAL	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS OR ACCUMULATED LOSSES		ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)	CONTROLLING INTEREST	NON-CONTROLLING INTEREST	TOTAL STOCKHOLDERS’ EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT JANUARY 1, 2011	4,883,782	-6,156,625	3,844,524	0	0	2,135,423	35,336,421	4,621,290	44,664,815	8,628,731	53,293,546
RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	3,584	0	0	3,584	0	3,584

DIVIDENDS DECLARED	0	0	0	0	0	0	-1,023,012	0	-1,023,012	0	-1,023,012

(DECREASE) INCREASE OF CAPITAL	157,026	0	0	0	0	0	0	0	157,026	0	157,026

REPURCHASE OF SHARES	0	-11,442,740	0	0	0	0	0	0	-11,442,740	0	-11,442,740

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	12,045,295	0	0	0	0	0	12,045,295	0	12,045,295

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	-1,314,540	-1,314,540

OTHER	0	1,627,655	0	0	0	0	-1,700,483	0	-72,828	0	-72,828

COMPREHENSIVE INCOME	0	0	0	0	0	0	6,665,936	777,108	7,443,044	0	7,443,044

BALANCE AT JUNE 30, 2011	5,040,808	-15,971,710	15,889,819	0	0	2,139,007	39,278,862	5,398,398	51,775,184	7,314,191	59,089,375
BALANCE AT JANUARY 1, 2012	5,040,808	-15,971,710	15,889,819	0	0	2,139,007	39,278,862	5,398,398	51,775,184	7,314,191	59,089,375

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	-1,084,192	0	-1,084,192	0	-1,084,192

(DECREASE) INCREASE OF CAPITAL	-62,682	1,991,714	0	0	0	0	-1,929,032	0	0	0	0

REPURCHASE OF SHARES	0	-791,716	0	0	0	0	0	0	-791,716	0	-791,716

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	514,627	514,627

OTHER	0	1,389,751	0	0	0	0	-282,580	0	1,107,171	0	1,107,171

COMPREHENSIVE INCOME	0	0	0	0	0	0	2,902,199	-331,309	2,570,890	0	2,570,890

BALANCE AT JUNE 30, 2012	4,978,126	-13,381,961	15,889,819	0	0	2,139,007	38,885,257	5,067,089	53,577,337	7,828,818	61,406,155

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED
Final Printing

MEXICO CITY, D.F., JULY 10, 2012—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR SECOND QUARTER 2012. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”). THEREFORE, THE RESULTS FOR SECOND QUARTER 2011 PREVIOUSLY REPORTED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”) HAVE BEEN RESTATED IN ACCORDANCE WITH IFRS FOR COMPARATIVE PURPOSES.

THE FOLLOWING INFORMATION SETS FORTH CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE QUARTERS ENDED JUNE 30, 2012 AND 2011, IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE THAT EACH LINE REPRESENTS OF NET SALES AND THE PERCENTAGE CHANGE WHEN COMPARING 2012 WITH 2011:

NET SALES

NET SALES INCREASED 12.3% TO PS.16,983.8 MILLION IN SECOND QUARTER 2012 COMPARED WITH PS.15,125.7 MILLION IN SECOND QUARTER 2011. THIS INCREASE WAS ATTRIBUTABLE TO DOUBLE-DIGIT GROWTH ACROSS ALL OF OUR BUSINESS SEGMENTS, WITH THE EXCEPTION OF OUR CONTENT SEGMENT, REFLECTING THE TEMPORARY ABSENCE OF INVESTMENT FROM CERTAIN ADVERTISERS DUE TO THE ELECTORAL CAMPAIGNS IN MEXICO DURING THE SECOND QUARTER 2012. OPERATING SEGMENT INCOME INCREASED 13.3%, REACHING PS.7,125.7 MILLION COMPARED WITH PS.6,290.3 MILLION IN SECOND QUARTER 2011, WITH A MARGIN OF 41.2%.

NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST

NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST REACHED PS.1,396.3 MILLION IN SECOND QUARTER 2012 COMPARED WITH PS.1,661.8 MILLION IN SECOND QUARTER 2011. THE PS.569.9 MILLION INCREASE IN OPERATING INCOME WAS PRIMARILY OFFSET BY A PS.481.6 MILLION INCREASE IN OTHER FINANCE EXPENSE, NET, WHICH RESULTED PRIMARILY FROM A NON-CASH CHANGE IN FAIR VALUE OF OUR INVESTMENT IN GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”), THE PARENT COMPANY OF GRUPO IUSACELL, S.A. DE C.V. (“IUSACELL”). THIS CHANGE IN FAIR VALUE ORIGINATED IN AN UPDATE TO OUR FOREIGN EXCHANGE RATE ASSUMPTIONS IN OUR VALUATION OF IUSACELL. OPERATING INCOME WAS ALSO OFFSET BY A PS.314.3 MILLION INCREASE IN FOREIGN EXCHANGE LOSS.

SECOND QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS SECOND-QUARTER CONSOLIDATED RESULTS ENDED JUNE 30, 2012 AND 2011 FOR EACH OF OUR BUSINESS SEGMENTS. THE CONSOLIDATED RESULTS FOR THE SECOND QUARTER 2012 AND 2011 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS.

CONTENT

SECOND-QUARTER SALES INCREASED 8.2% TO PS.7,845.4 MILLION COMPARED WITH PS.7,253.2 MILLION IN SECOND QUARTER 2011.

ADVERTISING REVENUE REMAINED PRACTICALLY FLAT TO PS.5,566.9 MILLION IN SECOND QUARTER 2012 COMPARED WITH PS.5,570.7 MILLION IN  SECOND QUARTER 2011, REFLECTING THE TEMPORARY ABSENCE OF INVESTMENT FROM CERTAIN ADVERTISERS DUE TO ELECTORAL CAMPAIGNS IN MEXICO DURING THE QUARTER. THIS WAS PARTIALLY OFFSET BY STRONGER ADVERTISING REVENUE IN PAY-TV PLATFORMS. DURING THE QUARTER TELEVISA CONTINUED TO REPORT STRONG RATINGS AND SOLID AUDIENCE SHARE, PARTICULARLY ON OUR FLAGSHIP CHANNEL 2. TWENTY-FOUR OF THE TOP-THIRTY RATED PROGRAMS IN MEXICO WERE TRANSMITTED BY TELEVISA, INCLUDING THE HIGHEST-RATED SHOW IN MEXICO, WHICH OBTAINED AN AVERAGE AUDIENCE SHARE OF 47.7%.

THE GROWTH IN NETWORK SUBSCRIPTION REVENUE (TO PS.805.4 MILLION IN SECOND QUARTER 2012 COMPARED WITH PS.613.2 MILLION IN SECOND QUARTER 2011) WAS DRIVEN MAINLY BY THE CONTINUED ADDITION OF PAY-TV SUBSCRIBERS, MOSTLY IN MEXICO. WE CLOSED THE FIRST QUARTER 2012 WITH 32 MILLION SUBSCRIBERS CARRYING AN AVERAGE OF 5.7 NETWORKS COMPARED WITH 27.8 MILLION SUBSCRIBERS CARRYING AN AVERAGE OF 5.4 NETWORKS IN SECOND QUARTER 2011.

THE RESULTS IN LICENSING AND SYNDICATION REVENUE (TO PS.1,473.1 MILLION IN SECOND QUARTER 2012 COMPARED WITH PS.1,069.3 MILLION IN SECOND QUARTER 2011) REFLECT MAINLY I) GROWTH IN ROYALTIES FROM UNIVISION, FROM US$60.2 MILLION IN SECOND QUARTER 2011 TO US$64.2 MILLION IN SECOND QUARTER 2012; II) REVENUES FROM THE NETFLIX AGREEMENT; AND III) AN INCREASE IN SALES TO THE REST OF THE WORLD, PRINCIPALLY IN LATIN AMERICA AND EUROPE.

FINALLY, THE SEGMENT RESULTS REFLECT A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES THAT AMOUNTED TO PS.258.8 MILLION.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 7.3% TO PS.3,778.6 MILLION COMPARED WITH PS.3,522.2 MILLION IN SECOND QUARTER 2011; THE MARGIN WAS 48.2%.

PUBLISHING

SECOND-QUARTER SALES INCREASED 16.7% TO PS.928.7 MILLION COMPARED WITH PS.795.8 MILLION IN SECOND QUARTER 2011. THE GROWTH WAS DRIVEN MAINLY BY STRONG ADVERTISING REVENUE IN MEXICO AND STRONG ADVERTISING REVENUES ABROAD AND, TO A LESSER EXTENT, BY A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES AND INCREASED CIRCULATION REVENUES IN MEXICO. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY LOWER CIRCULATION REVENUE ABROAD. SALES OUTSIDE MEXICO REPRESENTED 63.2% OF THE SEGMENT COMPARED WITH 60.0% IN THE SAME QUARTER OF 2011.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 2.0% TO PS.155.2 MILLION COMPARED WITH PS.152.1 MILLION IN SECOND QUARTER 2011, AND THE MARGIN WAS 16.7%. THIS INCREASE REFLECTS HIGHER SALES, MORE THAN OFFSET BY HIGHER PAPER, PRINTING AND EDITING COSTS.

SKY

SECOND-QUARTER SALES GREW BY 13.6% TO PS.3,545.5 MILLION COMPARED WITH PS.3,122.4 MILLION IN SECOND QUARTER 2011. THE INCREASE WAS DRIVEN BY SOLID GROWTH IN THE SUBSCRIBER BASE IN MEXICO, WHICH IS EXPLAINED BY THE CONTINUED SUCCESS OF SKY’S LOW-COST OFFERINGS. THE NUMBER OF NET ACTIVE SUBSCRIBERS INCREASED BY 267,090 DURING THE QUARTER TO 4,550,695 (INCLUDING 161,191 COMMERCIAL SUBSCRIBERS) AS OF JUNE 30, 2012, COMPARED WITH 3,586,073 (INCLUDING 153,983 COMMERCIAL SUBSCRIBERS) AS OF JUNE 30, 2011. SKY ENDED THE QUARTER WITH 167,809 SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 11.5% TO PS.1,668.2 MILLION COMPARED WITH PS.1,496.5 MILLION IN SECOND QUARTER 2011, AND THE MARGIN WAS 47.1%. THESE RESULTS REFLECT AN INCREASE IN SALES THAT WAS PARTIALLY OFFSET BY HIGHER COSTS OF SALES RESULTING FROM THE EXPANSION IN THE SUBSCRIBER BASE AND, TO A LESSER EXTENT, HIGHER OPERATING EXPENSES.

CABLE AND TELECOM

SECOND-QUARTER SALES INCREASED 16.2% TO PS.3,871.7 MILLION COMPARED WITH PS.3,332.7 MILLION IN SECOND QUARTER 2011. ALL FOUR OPERATIONS IN THIS BUSINESS SEGMENT CONTRIBUTED TO GROWTH. THE THREE CABLE COMPANIES ADDED IN THE AGGREGATE A TOTAL OF 66,078 REVENUE GENERATING UNITS (RGUS) DURING THE QUARTER. VOICE AND DATA RGUS CONTINUED TO BE THE MAIN DRIVERS OF GROWTH, EXPANDING ON AVERAGE 21% AND 31% COMPARED WITH 2011, RESPECTIVELY. IN SPITE OF STRONG COMPETITION, VIDEO SERVICES ALSO CONTRIBUTED TO RGU GROWTH EXPANDING BY 7% COMPARED TO 2011. BESTEL CONTINUED TO BENEFIT FROM A BETTER SALES MIX, WITH BROADBAND SERVICES REPRESENTING A BIGGER SHARE OF REVENUE.

YEAR-OVER-YEAR, CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL NET SALES INCREASED 14.9%, 17%, 22.1%, AND 15.2%, RESPECTIVELY.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR EACH OF OUR THREE CABLE AND TELECOM SUBSIDIARIES AS OF JUNE 30, 2012:

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, BROADBAND AND VOICE AS OF JUNE 30, 2012 AMOUNTED TO 754,153, 455,208 AND 281,898 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND VOICE AS OF JUNE 30, 2012 AMOUNTED TO 1,095,587, 509,615 AND 283,354 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO, BROADBAND AND VOICE AS OF JUNE 30, 2012 AMOUNTED TO 383,091, 211,427 AND 134,051 SUBSCRIBERS, RESPECTIVELY.

THE RGUS OF CABLEVISIÓN, CABLEMÁS AND TVI AS OF JUNE 30, 2012 AMOUNTED TO 1,491,259, 1,888,556 AND 728,569, RESPECTIVELY.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 32.9% TO PS.1,472.9 MILLION COMPARED WITH PS.1,108.6 MILLION IN SECOND QUARTER 2011, AND THE MARGIN REACHED 38.0%. THESE RESULTS REFLECT CONTINUED GROWTH IN THE CUSTOMER BASE OF CABLE PLATFORMS. IN BESTEL THE MARGINS EXPANDED FROM 12.9% IN SECOND QUARTER 2011 TO 36.5% IN SECOND QUARTER 2012. THIS INCREASE WAS DRIVEN MAINLY BY LOWER INTERCONNECTION RATES AS WELL AS BY A BETTER MIX IN REVENUES WHICH INCLUDES MORE PROFITABLE VALUE ADDED SERVICES.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR FOUR CABLE AND TELECOM SUBSIDIARIES FOR THE QUARTER:

THE REVENUES FOR THE QUARTER OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.1,240 MILLION, PS.1,330 MILLION, PS.632.2 MILLION AND PS.771.2 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME FOR THE QUARTER OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.508.1 MILLION, PS.476.4 MILLION, PS.259.5 MILLION AND PS.281.7 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS OF PS.101.7 MILLION IN REVENUES NOR PS.52.8 MILLION IN OPERATING SEGMENT INCOME, WHICH ARE CONSIDERED IN THE CONSOLIDATED RESULTS OF CABLE AND TELECOM.

OTHER BUSINESSES

SECOND-QUARTER SALES INCREASED 20.1% TO PS.1,113.8 MILLION COMPARED WITH PS.927.1 MILLION IN SECOND QUARTER 2011. OUR FEATURE-FILM DISTRIBUTION, SOCCER AND GAMING BUSINESSES PERFORMED WELL DURING THE QUARTER. OUR FEATURE-FILM DISTRIBUTION BUSINESS BENEFITED MAINLY FROM THE SUCCESS OF THE FILM THE HUNGER GAMES.

SECOND-QUARTER OPERATING SEGMENT INCOME REACHED PS.50.8 MILLION COMPARED WITH PS.10.9 MILLION IN SECOND QUARTER 2011, MAINLY REFLECTING AN INCREASE IN PROFITABILITY IN THE GAMING AND SOCCER BUSINESSES.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE SECOND QUARTER 2012 AND 2011 AMOUNTED TO PS.321.3 MILLION AND PS.305.5 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN SECOND QUARTER 2012 AND 2011 AMOUNTED TO PS.157.6 MILLION AND PS.161.9 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE CONDITIONALLY SOLD TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

OTHER EXPENSE, NET

OTHER EXPENSE, NET, DECREASED BY PS.10.7 MILLION, OR 7.3%, TO PS.135.3 MILLION FOR SECOND QUARTER 2012, COMPARED WITH PS.146 MILLION FOR SECOND QUARTER 2011.

NON-OPERATING RESULTS

FINANCE EXPENSE, NET

THE FOLLOWING INFORMATION SETS FORTH THE FINANCE EXPENSE, NET, STATED IN MILLIONS OF MEXICAN PESOS FOR THE QUARTERS ENDED JUNE 30, 2012 AND 2011:

THE FINANCE EXPENSE, NET INCREASED BY PS.805.1 MILLION, OR 60.5%, TO PS.2,135.7 MILLION FOR SECOND QUARTER 2012 FROM PS.1,330.6 MILLION FOR SECOND QUARTER 2011. THIS INCREASE REFLECTED PRIMARILY I) A PS.481.6 MILLION INCREASE IN OTHER FINANCE EXPENSE, NET, PRIMARILY IN CONNECTION WITH AN UNFAVORABLE CHANGE IN FAIR VALUE OF EQUITY FINANCIAL INSTRUMENTS IN SECOND QUARTER 2012 THAT RESULTED FROM AN UPDATE TO OUR FOREIGN EXCHANGE RATE ASSUMPTIONS IN OUR VALUATION OF IUSACELL; II) A PS.314.3 MILLION INCREASE IN FOREIGN UNHEDGED EXCHANGE LOSS RESULTING PRIMARILY FROM THE UNFAVORABLE EFFECT OF A 3.9% DEPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR ON OUR AVERAGE NET US DOLLAR LIABILITY POSITION IN SECOND QUARTER 2012 COMPARED WITH A 1.5% APPRECIATION EFFECT ON OUR AVERAGE NET US DOLLAR ASSET POSITION IN SECOND QUARTER 2011; AND III) A PS.74.7 MILLION INCREASE IN INTEREST EXPENSE, DUE PRIMARILY TO OUR US DOLLAR DEBT POSITION AND THE DEPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN SECOND QUARTER 2012.

THESE UNFAVORABLE VARIANCES WERE PARTIALLY COMPENSATED BY A PS.65.5 MILLION INCREASE IN INTEREST INCOME EXPLAINED PRIMARILY BY OUR HIGHER INVESTMENT IN DEBENTURES ISSUED BY GSF, THE PARENT COMPANY OF IUSACELL, IN SECOND QUARTER 2012.

EQUITY IN LOSSES OF ASSOCIATES, NET

EQUITY IN LOSSES OF ASSOCIATES, NET, DECREASED BY PS.99.3 MILLION, OR 74.6%, TO PS.33.8 MILLION IN SECOND QUARTER 2012 FROM PS.133.1 MILLION IN SECOND QUARTER 2011. THIS DECREASE REFLECTED MAINLY THE ABSENCE IN SECOND QUARTER 2012 OF EQUITY IN LOSS OF LA SEXTA, A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN, AS A RESULT OF THE EXCHANGE OF OUR EQUITY INTEREST IN LA SEXTA FOR A PARTICIPATION IN IMAGINA DURING FIRST QUARTER 2012.

INCOME TAXES

INCOME TAXES INCREASED BY PS.91.8 MILLION, OR 14.8%, TO PS.713.6 MILLION IN SECOND QUARTER 2012 COMPARED WITH PS.621.8 MILLION IN SECOND QUARTER 2011. THIS INCREASE REFLECTED PRIMARILY A HIGHER INCOME TAX BASE.

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST INCREASED BY PS.37.8 MILLION, OR 10.8%, TO PS.388.5 MILLION IN SECOND QUARTER 2012, COMPARED WITH PS.350.7 MILLION IN SECOND QUARTER 2011. THIS INCREASE REFLECTED PRIMARILY A HIGHER PORTION OF NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS IN OUR CABLE AND TELECOM AS WELL AS SKY SEGMENTS.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING SECOND QUARTER 2012, WE INVESTED APPROXIMATELY US$168 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$89.6 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$56.5 MILLION FOR OUR SKY SEGMENT, AND US$21.9 MILLION FOR OUR CONTENT SEGMENT AND OTHER BUSINESSES.

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR CABLE AND TELECOM SEGMENT DURING SECOND QUARTER 2012 INCLUDED APPROXIMATELY US$22.1 MILLION FOR CABLEVISIÓN, US$37.7 MILLION FOR CABLEMÁS, US$25.9 MILLION FOR TVI, AND US$3.9 MILLION FOR BESTEL.

DEBT AND CAPITAL LEASE OBLIGATIONS

THE FOLLOWING INFORMATION SETS FORTH OUR TOTAL CONSOLIDATED DEBT AND CAPITAL LEASE OBLIGATIONS AS OF JUNE 30, 2012 AND DECEMBER 31, 2011. AMOUNTS ARE STATED IN MILLIONS OF MEXICAN PESOS:

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.53,868.3 MILLION AND PS.55,964.8 MILLION AS OF JUNE 30, 2012 AND DECEMBER 31, 2011, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION  OF LONG-TERM DEBT IN THE AMOUNT OF PS.258.9 MILLION AND PS. 1,169.9 MILLION, RESPECTIVELY.

ADDITIONALLY,  WE HAD CAPITAL LEASE OBLIGATIONS IN THE AMOUNT OF PS.372.1 MILLION AND PS.583.7 MILLION AS OF JUNE 30, 2012 AND DECEMBER 31, 2011, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.262.8 MILLION  AND PS.381.9 MILLION, RESPECTIVELY.

AS OF JUNE 30, 2012, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NON-CURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.29,869.1 MILLION. THE AGGREGATE AMOUNT OF NON-CURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF JUNE 30, 2012, AMOUNTED TO PS.2,929.8 MILLION.

CONVERTIBLE DEBENTURES ISSUED BY GSF

ON JUNE 6, MEXICO’S FEDERAL ANTITRUST COMMISSION (“COFECO”) APPROVED, SUBJECT TO THE ACCEPTANCE OF CERTAIN CONDITIONS, THE CONVERSION BY TELEVISA OF THE DEBENTURES ISSUED BY GSF, THE PARENT COMPANY OF IUSACELL, INTO COMMON STOCK OF GSF. ON JUNE 15, 2012, WE ACCEPTED THE CONDITIONS AND, ACCORDINGLY, CONVERTED THE DEBENTURES INTO A 50% EQUITY STAKE IN GSF.

SHARES OUTSTANDING

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011, OUR SHARES OUTSTANDING AMOUNTED TO 334,159.7 MILLION AND 330,862.1 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,856.1 MILLION AND 2,827.9 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 571.2 MILLION AND 565.6 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

BEGINNING ON JANUARY 1, 2012, AS REQUIRED BY REGULATIONS ISSUED BY THE MEXICAN BANK AND SECURITIES COMMISSION FOR LISTED COMPANIES IN MEXICO, WE DISCONTINUED USING MEXICAN FRS AND ADOPTED IFRS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD FOR FINANCIAL REPORTING PURPOSES. AS A RESULT, OUR CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 IS PRESENTED ON A COMPARATIVE AND CONDENSED BASIS IN ACCORDANCE WITH IFRS, AND IS NOT DIRECTLY COMPARATIVE WITH OUR CONSOLIDATED FINANCIAL INFORMATION PREVIOUSLY REPORTED IN ACCORDANCE WITH MEXICAN FRS.

THE IMPACT OF THE INITIAL ADOPTION OF IFRS AS MEASURED BY THE AGGREGATE AMOUNT OF ADJUSTMENTS MADE TO OUR PREVIOUSLY REPORTED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND INCOME AS OF DECEMBER 31, 2011 AND FOR THE YEAR ENDED ON THAT DATE, WAS LESS THAN 1% OF TOTAL CONSOLIDATED ASSETS AND STOCKHOLDERS’ EQUITY UNDER MEXICAN FRS, AND LESS THAN 3% OF CONSOLIDATED NET INCOME UNDER MEXICAN FRS.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE FINANCIAL INSTITUTIONS THAT PERFORM FINANCIAL ANALYSIS ON THE SECURITIES OF GRUPO TELEVISA, S.A.B. ARE AS FOLLOWS:

INSTITUTION:

   HSBC

   CITYGROUP

   SCOTIA CAPITAL

   MORGAN STANLEY

   CREDIT SUISSE

   ITAÚ

   BBVA BANCOMER

   MERRILL LYNCH

   JPMORGAN

   BARCLAYS

   GOLDMAN SACHS

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2012
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), FOR THE SIX MONTHS ENDED JUNE 30, 2012 ARE UNAUDITED AND HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARD 34, INTERIM FINANCIAL REPORTING. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

 THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2011, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE SIX MONTHS ENDED JUNE 30, 2012, EXCEPT FOR THE MATTER DISCUSSED IN THE FOLLOWING PARAGRAPH.

          BEGINNING ON JANUARY 1, 2012, AS REQUIRED BY REGULATIONS ISSUED BY THE MEXICAN BANK AND SECURITIES COMMISSION (“COMISIÓN NACIONAL BANCARIA Y DE VALORES”) FOR LISTED COMPANIES IN MEXICO, THE GROUP DISCONTINUED USING MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”) AND ADOPTED INTERNATIONAL FINANCIAL REPORTING STANDAEDS (“IFRS”) AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IASB”) FOR FINANCIAL REPORTING PURPOSES. ACCORDINGLY, THE CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP AS OF DECEMBER 31, 2012, AND FOR THE YEAR ENDING ON THAT DATE, WILL BE PRESENTED ON A COMPARATIVE BASIS IN ACCORDANCE WITH IFRS. INFORMATION RELATING TO THE NATURE AND EFFECT OF CERTAIN DIFFERENCES BETWEEN IFRS AND MEXICAN FRS AS THEY RELATE TO THE INITIAL ADOPTION OF IFRS IN THE GROUP’S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, JUNE 30, 2011 AND JANUARY 1, 2011, THE TRANSITION DATE, FOR THE YEAR ENDED DECEMBER 31, 2011,  AND FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2011, IS PRESENTED IN NOTE 14 TO THESE CONDENSED  CONSOLIDATED FINANCIAL STATEMENTS.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 CONSISTED OF:

	2012		2011
BUILDINGS	Ps.	8,095,744	Ps.	8,029,859
BUILDING IMPROVEMENTS		1,596,599		1,603,096
TECHNICAL EQUIPMENT		55,579,907		52,286,157
SATELLITE TRANSPONDERS		3,593,873		3,593,873
FURNITURE AND FIXTURES		784,713		884,408
TRANSPORTATION EQUIPMENT		2,176,713		2,164,073
COMPUTER EQUIPMENT		4,146,625		4,424,520
LEASEHOLD IMPROVEMENTS		1,407,504		1,397,760
		77,381,678		74,383,746
ACCUMULATED DEPRECIATION		(44,771,475)		(41,735,471)
		32,610,203		32,648,275
LAND		4,622,844		4,609,895
CONSTRUCTION AND PROJECTS IN PROGRESS		4,017,454		3,616,716
	Ps.	41,250,501	Ps.	40,874,886

DEPRECIATION CHARGED TO INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND THE YEAR ENDED DECEMBER 31, 2011 WAS PS.3,604,084 AND PS.6,433,186, RESPECTIVELY.

DURING THE FIRST HALF OF 2012, THE GROUP INVESTED PS.4,308,723 IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES.

3.         LONG-TERM DEBT SECURITIES:

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011, THE GROUP'S CONSOLIDATED SHORT-TERM AND LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2012				2011
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS		THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
6.0% SENIOR NOTES DUE 2018 (A)	U.S.$	500,000	Ps.	6,657,100	U.S.$	500,000	Ps.	6,989,250
6.625% SENIOR NOTES DUE 2025 (A)		600,000		7,988,520		600,000		8,387,100
8.5% SENIOR NOTES DUE 2032 (A)		300,000		3,994,260		300,000		4,193,550
8.49% SENIOR NOTES DUE 2037 (A)		-		4,500,000		-		4,500,000
6.625% SENIOR NOTES DUE 2040 (A) 7.38% NOTES DUE 2020 (B)		600,000 -		7,988,520 10,000,000		600,000 -		8,387,100 10,000,000
		2,000,000		41,128,400		2,000,000		42,457,000
FINANCE COSTS, NET		-		(814,514)		-		(844,981)
	U.S.$	2,000,000	Ps.	40,313,886	U.S.$	2,000,000	Ps.	41,612,019

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2018, 2025, 2032, 2037 AND 2040, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 6.31%, 6.97%, 8.94%, 8.93% AND 6.97% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT (I) IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY; AND (II) IN THE EVENT OF A CHANGE OF CONTROL, IN WHICH CASE THE COMPANY MAY BE REQUIRED TO REDEEM THE SECURITIES AT 101% OF THEIR PRINCIPAL AMOUNT. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037 AND 2040, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THESE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. THE SENIOR NOTES DUE 2018, 2025, 2032, 2037 AND 2040 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B)
 INTEREST ON THESE NOTES (“CERTIFICADOS BURSÁTILES”) IS PAYABLE SEMI-ANNUALLY. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THESE NOTES, IN WHOLE OR IN PART, AT ANY SEMI-ANNUAL INTEREST PAYMENT DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES APPOINTED BY THE COMPANY’S BOARD OF DIRECTORS, AND ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

4.        CONTINGENCIES:

THERE ARE VARIOUS LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE GROUP WHICH ARE FILED IN THE ORDINARY COURSE OF BUSINESS. IN THE OPINION OF THE COMPANY’S MANAGEMENT, NONE OF THESE ACTIONS AND CLAIMS IS EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP’S FINANCIAL STATEMENTS AS A WHOLE; HOWEVER, THE COMPANY´S MANAGEMENT IS UNABLE TO PREDICT THE OUTCOME OF ANY OF THESE LEGAL ACTIONS AND CLAIMS.

5.        EQUITY:

THE EQUITY ATTRIBUTABLE TO CONTROLLING INTEREST AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 IS PRESENTED AS FOLLOWS:

	2012	2011
NOMINAL	$2,494,410	$2,525,818
CUMULATIVE INFLATION ADJUSTMENT (A)	2,483,716	2,514,990
TOTAL CAPITAL STOCK	$4,978,126	$5,040,808
ADDITIONAL PAID-IN CAPITAL	15,889,819	15,889,819
RETAINED EARNINGS	38,122,065	34,751,933
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET	5,067,089	5,398,398
SHARES REPURCHASED	(13,381,961)	(15,971,710)
NET INCOME FOR THE PERIOD	2,902,199	6,665,936
EQUITY ATTRIBUTABLE TO CONTROLLING INTEREST	$53,577,337	$51,775,184

            (A) A RESTATEMENT FOR INFLATION EFFECTS WAS RECOGNIZED BY THE COMPANY THROUGH DECEMBER 31, 1997, IN ACCORDANCE WITH IFRS.

            ON APRIL 27, 2012, THE COMPANY’S STOCKHOLDERS APPROVED (I)  THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.1,097,800, WHICH CONSISTED OF PS.0.35 PER CPO AND PS.0.002991452991 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN MAY 2012 IN THE AGGREGATE AMOUNT OF PS.1,084,192; AND  (II) THE CANCELLATION OF 4,563.5 MILLION SHARES OF CAPITAL STOCK IN THE FORM OF 39 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN 2009, 2010 AND 2011.

AS OF JUNE 30, 2012, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	123,273,961,425	9,660,694,183	113,613,267,242
SERIES “B” SHARES	58,982,873,976	6,243,474,099	52,739,399,877
SERIES “D” SHARES	90,086,525,865	6,182,993,374	83,903,532,491
SERIES “L” SHARES	90,086,525,865	6,182,993,374	83,903,532,491
	362,429,887,131	28,270,155,030	334,159,732,101

     AS OF JUNE 30, 2012, THE COMPANY’S SHARES REPURCHASED BY THE COMPANY AND THE COMPANY’S SHARES HELD BY A SPECIAL TRUST IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN ARE PRESENTED AS A CHARGE TO THE EQUITY ATTRIBUTABLE TO CONTROLLING INTEREST, AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	-	-	-	PS.	-
HELD BY A COMPANY TRUST (2)	20,668,863,384	7,601,291,646	28,270,155,030		11,594,768
ADVANCES FOR ACQUISITION OF SHARES (3)	-	-	-		1,787,193
	20,668,863,384	7,601,291,646	28,270,155,030	PS.	13,381,961

(1)	DURING THE FIRST HALF OF 2012, THE COMPANY DID NOT REPURCHASE ANY SHARES IN THE FORM OF CPOS.
(2)
DURING THE FIRST HALF OF 2012, THE COMPANY RELEASED (I) 330,154,110 SHARES IN THE FORM OF 2,821,830 CPOS, IN THE AMOUNT OF PS.36,966, IN CONNECTION WITH THE STOCK PURCHASE PLAN; (II) 2,692,361,295 SHARES, IN THE FORM OF 23,011,635 CPOS, AND 380,394,027 SHARES SERIES “A”, IN THE AGGREGATE AMOUNT OF PS.656,146, IN CONNECTION WITH THE LONG-TERM RETENTION PLAN.  ADDITIONALLY, THIS TRUST ACQUIRED 105,300,000 SHARES OF THE COMPANY, IN THE FORM OF 900,000 CPOS, IN THE AMOUNT OF PS.49,972.

(3)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN EQUITY ATTRIBUTABLE TO CONTROLLING INTEREST A SHARE-BASED COMPENSATION EXPENSE OF PS.315,457 FOR THE FIRST HALF OF 2012, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS ADMINISTRATIVE EXPENSE.

6.         RESERVE FOR REPURCHASE OF SHARES:

NO RESERVE FOR REPURCHASE OF SHARES WAS OUTSTANDING AS OF JUNE 30, 2012.

IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.         FINANCE EXPENSE, NET:

FINANCE EXPENSE, NET FOR THE SIX MONTHS ENDED JUNE 30 CONSISTED OF:

	2012		2011
INTEREST EXPENSE	Ps.	2,161,930	Ps.	1,904,065
INTEREST INCOME		(508,402)		(455,873)
FOREIGN EXCHANGE GAIN, NET		(3,994)		(15,381)
OTHER FINANCE EXPENSE, NET (1)		1,062,345		842,331
	Ps.	2,711,879	Ps.	2,275,142

(1)
OTHER FINANCE EXPENSE, NET, CONSISTED PRIMARILY OF GAIN OR LOSS FROM DERIVATIVE FINANCIAL INSTRUMENTS, INCLUDING A NON-CASH LOSS IN FAIR VALUE FROM AN EMBEDDED DERIVATIVE IN A HOST CONTRACT RELATED TO THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES OF BMP, THE PARENT COMPANY OF UNIVISION, IN THE AMOUNT OF PS.69,290 AND PS.538,700 FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011, RESPECTIVELY. ALSO, IN THE SIX MONTHS ENDED JUNE 30, 2012, OTHER FINANCE EXPENSE, NET, INCLUDED A NON-CASH CHARGE IN THE AMOUNT OF PS.933,000 RELATED TO THE RECYCLING FROM ACCUMULATED OTHER COMPREHENSIVE INCOME, NET, OF CUMULATIVE   CHANGES IN FAIR VALUE OF EQUITY FINANCIAL INSTRUMENTS AVAILABLE FOR SALE IN CONNECTION WITH THE GROUP’S CONVERSION OF CONVERTIBLE DEBENTURES ISSUED BY GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”), THE PARENT COMPANY OF GRUPO IUSACELL, S.A. DE C.V.  (“IUSACELL”), INTO SHARES OF COMMON STOCK OF GSF.

8.        DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 WAS DERIVED FROM:

	2012		2011
ASSETS:
ACCRUED LIABILITIES	Ps.	592,245	Ps.	647,415
GOODWILL		1,483,467		1,483,467
TAX LOSS CARRYFORWARDS		747,372		747,372
ALLOWANCE FOR DOUBTFUL ACCOUNTS		596,989		570,319
CUSTOMER ADVANCES		1,394,383		1,638,868
OPTIONS		987,459		741,331
OTHER ITEMS		360,691		178,679
LIABILITIES:
INVENTORIES		(172,772)		(394,312)
PROPERTY, PLANT AND EQUIPMENT, NET		(517,880)		(736,013)
OTHER ITEMS		(1,158,856)		(1,352,327)
DEFERRED INCOME TAX OF MEXICAN COMPANIES		4,313,098		3,524,799
DEFERRED TAX OF FOREIGN SUBSIDIARIES		456,905		462,865
ASSETS TAX		1,066,021		1,088,485
VALUATION ALLOWANCE		(4,266,425)		(4,288,889)
FLAT RATE BUSINESS TAX		(335,375)		(335,375)
DEFERRED TAX LIABILITY	Ps.	1,234,224	Ps.	451,885

THE EFECTS OF INCOME TAX PAYABLE AS OF JUNE 30, 2012 AND DECEMBER 31, 2011, IN CONNECTION WITH THE 2010 MEXICAN TAX REFORM, ARE AS FOLLOWS:

	2012		2011
TAX LOSSES OF SUBSIDIARIES, NET	Ps.	188,246	Ps.	188,246
DIVIDENDS DISTRIBUTED AMONG THE GROUP´S ENTITIES		170,518		278,557
		358,764		466,803
LESS: CURRENT PORTION		122,593		167,724
NON-CURRENT PORTION	Ps.	236,171	Ps.	299,079

9.         DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS WERE RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011.

10.       SEASONALITY AND QUARTERLY NET RESULTS:

THE GROUP’S RESULTS OF OPERATIONS ARE SEASONAL. THE GROUP TYPICALLY RECOGNIZES A LARGE PERCENTAGE OF ITS OVERALL ADVERTISING NET SALES IN THE FOURTH QUARTER OF THE YEAR IN CONNECTION WITH THE HOLIDAY SHOPPING SEASON. IN 2010 AND 2011, THE GROUP RECOGNIZED 28.5% AND 29.2% OF ITS NET SALES IN THE FOURTH QUARTER OF THE YEAR, RESPECTIVELY. THE GROUP’S COSTS, IN CONTRAST TO ITS REVENUES, ARE MORE EVENLY INCURRED THROUGHOUT THE YEAR AND GENERALLY DO NOT CORRELATE TO THE AMOUNT OF ADVERTISING SALES.

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED JUNE 30, 2012 ARE AS FOLLOWS:

QUARTER	ACCUMULATED		QUARTER
3RD / 11	Ps.	4,719,508	Ps.	2,045,148	(A)
4TH / 11		6,889,641		2,170,133	(A)
1ST / 12		1,505,922		1,505,922	(B)
2ND / 12		2,902,199		1,396,277	(B)

(A)	IN ACCORDANCE WITH MEXICAN FRS
(B)	IN ACCORDANCE WITH IFRS

11.        INFORMATION BY SEGMENTS:

 INFORMATION BY SEGMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 IS PRESENTED AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT PROFIT (LOSS)
2012:
CONTENT	Ps.	14,315,569	Ps.	398,203	Ps.	13,917,366	Ps.	6,376,196
PUBLISHING		1,624,368		31,357		1,593,011		188,575
SKY		6,932,208		24,230		6,907,978		3,239,984
CABLE AND TELECOM		7,642,774		23,927		7,618,847		2,803,377
OTHER BUSINESSES		2,230,735		127,515		2,103,220		156,615
SEGMENT TOTALS		32,745,654		605,232		32,140,422		12,764,747
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(605,232)		(605,232)		-		(570,466)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(4,069,368)
CONSOLIDATED TOTAL BEFORE OTHER EXPENSE		32,140,422		-		32,140,422		8,124,913	(1)
OTHER EXPENSE, NET		-		-		-		(173,061)
CONSOLIDATED TOTAL	Ps.	32,140,422	Ps.	-	Ps.	32,140,422	Ps.	7,951,852	(2)

2011:
CONTENT	Ps.	12,949,700	Ps.	478,782	Ps.	12,470,918	Ps.	5,685,790
PUBLISHING		1,405,417		33,880		1,371,537		172,357
SKY		6,151,306		34,854		6,116,452		2,922,123
CABLE AND TELECOM		6,562,412		23,002		6,539,410		2,175,968
OTHER BUSINESSES		1,834,728		7,725		1,827,003		(38,073)
SEGMENT TOTALS		28,903,563		578,243		28,325,320		10,918,165
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(578,243)		(578,243)		-		(533,877)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(3,558,233)
CONSOLIDATED TOTAL BEFORE OTHER EXPENSE		28,325,320		-		28,325,320		6,826,055	(1)
OTHER EXPENSE, NET		-		-		-		(176,315)
CONSOLIDATED TOTAL	Ps.	28,325,320	Ps.	-	Ps.	28,325,320	Ps.	6,649,740	(2)

(1)	CONSOLIDATED TOTAL REPRESENTS INCOME BEFORE OTHER EXPENSE.
(2)	CONSOLIDATED TOTAL REPRESENTS CONSOLIDATED OPERATING INCOME.

12.       INVESTMENT IN A JOINTLY CONTROLLED ENTITY:

      IN APRIL 2011, THE COMPANY AGREED TO MAKE, THROUGH A WHOLLY-OWNED SUBSIDIARY,  AN INVESTMENT INTENDED TO HOLD A 50% EQUITY STAKE IN GSF, THE PARENT COMPANY OF IUSACELL, WHICH CONSISTED OF (I) U.S.$37.5 MILLION (PS.442,001) IN 1.093875% OF THE OUTSTANDING SHARES OF COMMON STOCK OF GSF; AND (II) U.S.$1,565 MILLION (PS.19,229,056) IN UNSECURED  DEBENTURES ISSUED BY GSF THAT ARE MANDATORILY CONVERTIBLE INTO SHARES OF STOCK OF GSF, SUBJECT TO REGULATORY APPROVAL AND OTHER CUSTOMARY CLOSING CONDITIONS. IN CONNECTION WITH THIS INVESTMENT, THE GROUP MADE CASH PAYMENTS IN THE PERIOD FROM APRIL THROUGH OCTOBER 2011 IN THE AGGREGATE AMOUNT OF U.S.$1,602.5 MILLION (PS.19,671,057). IUSACELL IS A PROVIDER OF TELECOMMUNICATIONS SERVICES, PRIMARILY ENGAGED IN PROVIDING MOBILE SERVICES THROUGHOUT MEXICO.  IN ADDITION, THE COMPANY AGREED TO MAKE AN ADDITIONAL PAYMENT OF U.S.$400 MILLION TO GSF IF CUMULATIVE EBITDA, AS DEFINED, REACHES U.S.$3,472 MILLION AT ANY TIME BETWEEN 2011 AND 2015. IN JUNE 2012, (I) THE MEXICAN ANTITRUST COMMISSION APPROVED, SUBJECT TO THE ACCEPTANCE OF CERTAIN CONDITIONS, THE CONVERSION BY THE GROUP OF THE DEBENTURES ISSUED BY GSF INTO COMMON STOCK OF GFS; AND (II) THE GROUP  ACCEPTED THE CONDITIONS ESTABLISHED BY THE MEXICAN ANTITRUST COMMISSION AND CONVERTED THE DEBENTURES ISSUED BY GSF INTO COMMON STOCK OF GSF. UPON CONVERSION OF THE DEBENTURES, THE EQUITY PARTICIPATION OF THE GROUP IN GSF IS 50%, AND THE GROUP SHARES EQUAL GOVERNANCE RIGHTS WITH THE OTHER OWNER OF THIS JOINTLY CONTROLLED ENTITY.

       AS OF JUNE 30, 2012, THE GROUP RECOGNIZED AT FAIR VALUE ITS 50% INTEREST IN GSF IN THE AMOUNT OF PS.18,738,057, AND BEGAN TO ACCOUNT FOR ITS INVESTMENT IN THIS JOINT VENTURE BY USING THE EQUITY METHOD.

13.      OTHER TRANSACTIONS:

          IN MARCH 2010, SKY REACHED AN AGREEMENT WITH A SUBSIDIARY OF INTELSAT TO LEASE 24 TRANSPONDERS ON INTELSAT IS-21 SATELLITE, WHICH WILL BE MAINLY USED FOR SIGNAL RECEPTION AND RETRANSMISSION SERVICES OVER THE SATELLITE’S ESTIMATED 15-YEAR SERVICE LIFE. IS-21 INTENDS TO REPLACE INTELSAT IS-9 AS SKY’S PRIMARY TRANSMISSION SATELLITE AND IS CURRENTLY EXPECTED TO START SERVICE IN THE THIRD QUARTER OF 2012. THE LEASE AGREEMENT FOR 24 TRANSPONDERS ON IS-21 CONTEMPLATES A MONTHLY PAYMENT OF U.S.$3.0 MILLION TO BE PAID BY SKY BEGINNING WHEN IS-21 IS FULLY OPERATIONAL, WHICH IS EXPECTED BY THE LAST QUARTER OF 2012.

         IN THE FIRST HALF OF 2012, CERTAIN COMPANIES OF THE SKY, PUBLISHING AND OTHER BUSINESSES SEGMENTS PAID A DIVIDEND TO THEIR EQUITY OWNERS IN THE AGGREGATE AMOUNT OF PS.500,000, Ps.35,227 AND PS.135,000, RESPECTIVELY, OF WHICH PS.206,667, PS.17,613 AND PS.67,500, RESPECTIVELY, WERE PAID TO THEIR NON-CONTROLLING EQUITY OWNERS.

         IN THE SECOND QUARTER OF 2012, THE COMPANY REPAID AT ITS MATURITY AN OUTSTANDING BANK LOAN IN THE PRINCIPAL AMOUNT OF PS.1,000,000.

         IN THE FIRST HALF OF 2012, ROYALTY REVENUE FROM UNIVISION AND INTEREST INCOME FROM BMP AMOUNTED TO PS.1,596,093 AND PS.112,447, RESPECTIVELY.

14.      TRANSITION TO IFRS

        THE EFFECT OF THE GROUP’S TRANSITION TO IFRS IS SUMMARIZED BELOW. THE GROUP’S CONSOLIDATED ASSETS, LIABILITIES AND EQUITY UNDER MEXICAN FRS WERE FIRST ADJUSTED AT JANUARY 1, 2011, THE TRANSITION DATE, FOR THE PRINCIPAL DIFFERENCES BETWEEN MEXICAN FRS AND IFRS, AND THE ADJUSTED AMOUNTS BECAME THE IFRS ACCOUNTING BASIS FOR PERIODS BEGINNING ON JANUARY 1, 2011, AND FOR SUBSEQUENT PERIODS.

         RECONCILIATION OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:

	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS AT DECEMBER 31, 2011		ADJUSTMENTS		AMOUNTS UNDER IFRS AT DECEMBER 31, 2011
ASSETS
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS		PS.	16,275,924	PS.		PS.	16,275,924
TEMPORARY INVESTMENTS			5,422,563				5,422,563
TRADE NOTES AND ACCOUNTS RECEIVABLE, NET			19,243,712				19,243,712
OTHER ACCOUNTS AND NOTES RECEIVABLE, NET			2,458,802				2,458,802
DERIVATIVE FINANCIAL INSTRUMENTS			99,737				99,737
DUE FROM AFFILIATED COMPANIES			450,064				450,064
TRANSMISSION RIGHTS AND PROGRAMMING			4,178,945				4,178,945
INVENTORIES, NET			1,383,822				1,383,822
OTHER CURRENT ASSETS			1,146,189				1,146,189
TOTAL CURRENT ASSETS			50,659,758				50,659,758
NON-CURRENT ASSETS:
NON-CURRENT ACCOUNTS RECEIVABLE			253,795				253,795
DERIVATIVE FINANCIAL INSTRUMENTS			45,272				45,272
TRANSMISSION RIGHTS AND PROGRAMMING	A		6,832,527		(39,376)		6,793,151
INVESTMENTS	B, C		43,407,790		612,715		44,020,505
PROPERTY, PLANT AND EQUIPMENT, NET	B, D, E		41,498,967		(624,081)		40,874,886
INTANGIBLE ASSETS, NET	A, B, E, F		11,861,380		(1,187,449)		10,673,931
PLAN ASSETS IN EXCESS OF EMPLOYEE BENEFIT OBLIGATIONS	I		-		105,090		105,090
DEFERRED INCOME TAXES	H		410,893		40,992		451,885
OTHER ASSETS			91,018				91,018
TOTAL ASSETS		PS.	155,061,400	PS.	(1,092,109)	PS.	153,969,291
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT, NET	F	PS.	1,170,000	PS.	(128)	PS.	1,169,872
CURRENT PORTION OF CAPITAL LEASE OBLIGATIONS			381,891				381,891
TRADE ACCOUNTS PAYABLE			7,687,518				7,687,518
CUSTOMER DEPOSITS AND ADVANCES			20,926,324				20,926,324
TAXES PAYABLE			1,388,242				1,388,242
ACCRUED INTEREST			792,645				792,645
EMPLOYEE BENEFITS			252,492				252,492
DUE AFFILIATED COMPANIES			43,089				43,089
OTHER ACCRUED LIABILITIES			3,359,911				3,359,911
TOTAL CURRENT LIABILITIES			36,002,112		(128)		36,001,984
NON-CURRENT LIABILITIES:
LONG-TERM DEBT, NET	F		55,657,000		(862,086)		54,794,914
CAPITAL LEASE OBLIGATIONS			201,844				201,844
DERIVATIVE FINANCIAL INSTRUMENTS			310,604				310,604
CUSTOMER DEPOSITS AND ADVANCES			460,000				460,000
OTHER LONG-TERM LIABILITIES	G		3,047,487		63,083		3,110,570
RETIREMENT AND TERMINATION BENEFITS	I		525,868		(525,868)		-
TOTAL LIABILITIES			96,204,915		(1,324,999)		94,879,916
EQUITY
CAPITAL STOCK ISSUED, NO PAR VALUE	J		10,238,885		(5,198,077)		5,040,808
ADDITIONAL PAID-IN CAPITAL	J		16,593,239		(703,420)		15,889,819
LEGAL RESERVE			2,139,007				2,139,007
UNAPPROPRIATED EARNINGS	A, B, D, H, I, J, K		28,596,239		4,016,687		32,612,926
NET INCOME FOR THE PERIOD			6,889,641		(223,705)		6,665,936
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET	C, K		3,174,521		2,223,877		5,398,398
SHARE REPURCHASED			(15,971,710)				(15,971,710)
TOTAL CONTROLLING INTEREST			51,659,822		115,362		51,775,184
NON-CONTROLLING INTEREST	E		7,196,663		117,528		7,314,191
TOTAL EQUITY			58,856,485		232,890		59,089,375
TOTAL LIABILITIES AND EQUITY		PS.	155,061,400	PS.	(1,092,109)	PS.	153,969,291

RECONCILIATION OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF JANUARY 1, 2011, AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:
	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS AT JANUARY 1, 2011		ADJUSTMENTS		AMOUNTS UNDER IFRS AT JANUARY 1, 2011
ASSETS
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS		PS.	20,942,531	PS.		PS.	20,942,531
TEMPORARY INVESTMENTS			10,446,840				10,446,840
TRADE NOTES AND ACCOUNTS RECEIVABLE, NET			17,701,125				17,701,125
OTHER ACCOUNTS AND NOTES RECEIVABLE, NET			4,112,470				4,112,470
DUE FROM AFFILIATED COMPANIES			196,310				196,310
TRANSMISSION RIGHTS AND PROGRAMMING			4,004,415				4,004,415
INVENTORIES, NET			1,254,536				1,254,536
OTHER CURRENT ASSETS			1,117,740				1,117,740
TOTAL CURRENT ASSETS			59,775,967				59,775,967
NON-CURRENT ASSETS:
NON-CURRENT ACCOUNTS RECEIVABLE			67,763				67,763
DERIVATIVE FINANCIAL INSTRUMENTS			189,400				189,400
TRANSMISSION RIGHTS AND PROGRAMMING	A		5,627,602		(48,105)		5,579,497
INVESTMENTS	B, C		21,837,453		(79,635)		21,757,818
PROPERTY, PLANT AND EQUIPMENT, NET	B, D, E		38,651,847		(1,019,469)		37,632,378
INTANGIBLE ASSETS, NET	A, E, F		10,241,007		929,029		11,170,036
PLAN ASSETS IN EXCESS OF EMPLOYEE BENEFIT OBLIGATIONS	I		-		170,585		170,585
OTHER ASSETS			79,588				79,588
TOTAL ASSETS		PS.	136,470,627	PS.	(47,595)	PS.	136,423,032
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT, NET	F	PS.	1,469,142	PS.	(652)	PS.	1,468,490
CURRENT PORTION OF CAPITAL LEASE OBLIGATIONS			280,137				280,137
TRADE ACCOUNTS PAYABLE			7,472,253				7,472,253
CUSTOMER DEPOSITS AND ADVANCES			18,587,871				18,587,871
TAXES PAYABLE			1,443,887				1,443,887
ACCRUED INTEREST			750,743				750,743
EMPLOYEE BENEFITS			199,638				199,638
DUE AFFILIATED COMPANIES			48,753				48,753
DERIVATIVE FINANCIAL INSTRUMENTS			74,329				74,329
OTHER ACCRUED LIABILITIES			2,982,309				2,982,309
TOTAL CURRENT LIABILITIES			33,309,062		(652)		33,308,410
NON-CURRENT LIABILITIES:
LONG-TERM DEBT, NET	F		46,495,660		(915,987)		45,579,673
CAPITAL LEASE OBLIGATIONS			349,674				349,674
DERIVATIVE FINANCIAL INSTRUMENTS			103,528				103,528
CUSTOMER DEPOSITS AND ADVANCES			495,508				495,508
OTHER LONG-TERM LIABILITIES	G		3,027,766		69,000		3,096,766
DEFERRED INCOME TAXES	H		401,525		(205,598)		195,927
RETIREMENT AND TERMINATION BENEFITS	I		430,143		(430,143)		-
TOTAL LIABILITIES			84,612,866		(1,483,380)		83,129,486
EQUITY
CAPITAL STOCK ISSUED, NO PAR VALUE	J		10,019,859		(5,136,077)		4,883,782
ADDITIONAL PAID-IN CAPITAL	J		4,547,944		(703,420)		3,844,524
LEGAL RESERVE			2,135,423				2,135,423
UNAPPROPRIATED EARNINGS	A, B, D, H, I, J, K		31,266,773		4,069,648		35,336,421
NET INCOME FOR THE PERIOD			-				-
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET	C, K		3,251,109		1,370,181		4,621,290
SHARE REPURCHASED			(6,156,625)				(6,156,625)
TOTAL CONTROLLING INTEREST			45,064,483		(399,668)		44,664,815
NON-CONTROLLING INTEREST	E		6,793,278		1,835,453		8,628,731
TOTAL EQUITY			51,857,761		1,435,785		53,293,546
TOTAL LIABILITIES AND EQUITY		PS.	136,470,627	PS.	(47,595)	PS.	136,423,032

RECONCILIATION OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF MARCH 31, 2011, AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:

	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS AT MARCH 31, 2011		ADJUSTMENTS		AMOUNTS UNDER IFRS AT MARCH 31, 2011
ASSETS
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS		PS.	26,518,096	PS.		PS.	26,518,096
TEMPORARY INVESTMENTS			10,412,422				10,412,422
TRADE NOTES AND ACCOUNTS RECEIVABLE, NET			15,838,901				15,838,901
OTHER ACCOUNTS AND NOTES RECEIVABLE, NET			3,757,557				3,757,557
DUE FROM AFFILIATED COMPANIES			207,350				207,350
TRANSMISSION RIGHTS AND PROGRAMMING			4,246,852				4,246,852
INVENTORIES, NET			1,251,845				1,251,845
OTHER CURRENT ASSETS			1,507,566				1,507,566
TOTAL CURRENT ASSETS			63,740,589				63,740,589
NON-CURRENT ASSETS:
NON-CURRENT ACCOUNTS RECEIVABLE			68,159				68,159
TRANSMISSION RIGHTS AND PROGRAMMING	A		5,102,963		(45,889)		5,057,074
INVESTMENTS	B, C		20,202,713		(148,572)		20,054,141
PROPERTY, PLANT AND EQUIPMENT, NET	B, D, E		38,731,335		(999,921)		37,731,414
INTANGIBLE ASSETS, NET	A, B, E, F		9,978,708		946,297		10,925,005
PLAN ASSETS IN EXCESS OF EMPLOYEE BENEFIT OBLIGATIONS	I		-		156,286		156,286
OTHER ASSETS			79,742				79,742
TOTAL ASSETS		PS.	137,904,209	PS.	(91,799)	PS.	137,812,410
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT, NET	F	PS.	1,025,720	PS.	(519)	PS.	1,025,201
CURRENT PORTION OF CAPITAL LEASE OBLIGATIONS			2,293,760				2293,760
TRADE ACCOUNTS PAYABLE			7,491,177				7,491,177
CUSTOMER DEPOSITS AND ADVANCES			18,146,440				18,146,440
TAXES PAYABLE			1,170,236				1,170,236
ACCRUED INTEREST			774,783				774,783
EMPLOYEE BENEFITS			311,550				311,550
DUE AFFILIATED COMPANIES			53,203				53,203
DERIVATIVE FINANCIAL INSTRUMENTS			62,046				62,046
OTHER ACCRUED LIABILITIES			2,890,040				2,890,040
TOTAL CURRENT LIABILITIES			32,218,955		(519)		32,218,436
NON-CURRENT LIABILITIES:
LONG-TERM DEBT, NET	F		52,026,200		(901,705)		51,124,495
CAPITAL LEASE OBLIGATIONS			294,713				294,713
DERIVATIVE FINANCIAL INSTRUMENTS			70,188				70,188
CUSTOMER DEPOSITS AND ADVANCES			563,508				563,508
OTHER LONG-TERM LIABILITIES	G		1,471,695		69,000		1,540,695
DEFERRED INCOME TAXES	H		266,465		(213,896)		52,569
RETIREMENT AND TERMINATION BENEFITS	I		464,793		(464,793)		-
TOTAL LIABILITIES			87,376,517		(1,511,913)		85,864,604
EQUITY
CAPITAL STOCK ISSUED, NO PAR VALUE	J		10,019,859		(5,136,077)		4,883,782
ADDITIONAL PAID-IN CAPITAL	J		4,547,944		(703,420)		3,844,524
LEGAL RESERVE			2,135,423				2,135,423
UNAPPROPRIATED EARNINGS	A, B, D, H, I, J, K		29,483,706		5,260,643		34,744,349
NET INCOME FOR THE PERIOD			870,713		(90,293)		780,420
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET	C, K		2,885,495		1,616,790		4,502,2851
SHARE REPURCHASED			(6,085,420)				(6,085,420)
TOTAL CONTROLLING INTEREST			43,857,720		947,643		44,805,363
NON-CONTROLLING INTEREST	E		6,669,972		472,471		7,142,443
TOTAL EQUITY			50,527,692		1,420,114		51,947,806
TOTAL LIABILITIES AND EQUITY		PS.	137,904,209	PS.	(91,799)	PS.	137,812,410

RECONCILIATION OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2011, AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:

	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS AT JUNE 30, 2011		ADJUSTMENTS		AMOUNTS UNDER IFRS AT JUNE 30, 2011
ASSETS
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS		PS.	18,508,931			PS.	18,508,931
TEMPORARY INVESTMENTS			5,567,812				5,567,812
TRADE NOTES AND ACCOUNTS RECEIVABLE, NET			13,264,638				13,264,638
OTHER ACCOUNTS AND NOTES RECEIVABLE, NET			4,126,580				4,126,580
DUE FROM AFFILIATED COMPANIES			417,873				417,873
TRANSMISSION RIGHTS AND PROGRAMMING			4,134,141				4,134,141
INVENTORIES, NET			1,237,999				1,237,999
OTHER CURRENT ASSETS			1,624,967				1,624,967
TOTAL CURRENT ASSETS			48,882,941				48,882,941
NON-CURRENT ASSETS:
NON-CURRENT ACCOUNTS RECEIVABLE			69,792				69,792
TRANSMISSION RIGHTS AND PROGRAMMING	A		6,171,039		(44,525)		6,126,514
INVESTMENTS	B, C		38,666,991		(650,999)		38,015,992
PROPERTY, PLANT AND EQUIPMENT, NET	B, D, E		38,859,870		(638,780)		38,221,090
INTANGIBLE ASSETS, NET	A, B, E, F		12,079,390		(1,220,843)		10,858,547
PLAN ASSETS IN EXCESS OF EMPLOYEE BENEFIT OBLIGATIONS	I		-		148,653		148,653
DEFERRED INCOME TAXES	H		-		263,323		263,323
OTHER ASSETS			83,828				83,828
TOTAL ASSETS		PS.	144,813,851	PS.	(2,143,171)	PS.	142,670,680
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT, NET	F	PS.	2,012,654	PS.	(386)	PS.	2,012,268
CURRENT PORTION OF CAPITAL LEASE OBLIGATIONS			340,984				340,984
TRADE ACCOUNTS PAYABLE			7,258,772				7,258,772
CUSTOMER DEPOSITS AND ADVANCES			14,062,740				14,062,740
TAXES PAYABLE			1,131,503				1,131,503
ACCRUED INTEREST			721,353				721,353
EMPLOYEE BENEFITS			488,162				488,162
DUE AFFILIATED COMPANIES			69,604				69,604
DERIVATIVE FINANCIAL INSTRUMENTS			89,511				89,511
OTHER ACCRUED LIABILITIES			10,065,459				10,065,459
TOTAL CURRENT LIABILITIES			36,240,742		(386)		36,240,356
NON-CURRENT LIABILITIES:
LONG-TERM DEBT, NET	F		51,003,000		(906,183)		50,096,817
CAPITAL LEASE OBLIGATIONS			283,355				283,355
DERIVATIVE FINANCIAL INSTRUMENTS			204,126				204,126
CUSTOMER DEPOSITS AND ADVANCES			563,508				563,508
OTHER LONG-TERM LIABILITIES	G		2,228,715		69,000		2,297,715
DEFERRED INCOME TAXES	H		192,310		(192,310)		-
RETIREMENT AND TERMINATION BENEFITS	I		497,970		(497,970)		-
TOTAL LIABILITIES			91,213,726		(1,527,849)		89,685,877
EQUITY
CAPITAL STOCK ISSUED, NO PAR VALUE	J		10,118,098		(5,198,077)		4,920,021
ADDITIONAL PAID-IN CAPITAL	J		6,214,026		(703,420)		5,510,606
LEGAL RESERVE			2,139,007				2,139,007
UNAPPROPRIATED EARNINGS	A, B, D, H, I, J, K		29,015,941		4,035,981		33,051,922
NET INCOME FOR THE PERIOD			2,674,360		(232,128)		2,442,232
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET	C, K		2,832,301		1,364,562		4,196,863
SHARE REPURCHASED			(6,213,335)				(6,213,335)
TOTAL CONTROLLING INTEREST			46,780,398		(733,082)		46,047,316
NON-CONTROLLING INTEREST	E		6,819,727		117,760		6,937,487
TOTAL EQUITY			53,600,125		(615,322)		52,984,803
TOTAL LIABILITIES AND EQUITY		PS.	144,813,851	PS.	(2,143,171)	PS.	142,670,680

RECONCILIATION OF CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2011, AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:

	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS		ADJUSTMENTS AND RECLASSIFICATIONS		AMOUNTS UNDER IFRS
NET SALES		PS.	62,581,541	PS.		PS.	62,581,541
COST OF SALES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		28,166,280		(33,571)		28,132,709
SELLING EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		4,972,866		(57)		4,972,809
ADMINISTRATIVE EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		5,190,621		56,513		5,247,134
DEPRECIATION AND AMORTIZATION	A, D		7,429,728		(68,176)		7,361,552
INCOME BEFORE OTHER EXPENSE			16,822,046		45,291		16,867,337
OTHER EXPENSE, NET			(639,966)		46,305		(593,661)
OPERATING INCOME			16,182,080		91,596		16,273,676
FINANCE EXPENSE, NET	C, K		(4,142,749)		(498,227)		(4,640,976)
EQUITY IN (LOSSES) INCOME OF AFFILIATES, NET			(449,439)		121		(449,318)
INCOME BEFORE INCOME TAXES			11,589,892		(406,510)		11,183,382
INCOME TAXES	C, H		3,409,751		(183,684)		3,226,067
NET INCOME		PS.	8,180,141	PS.	(222,826)	PS.	7,957,315

NET INCOME ATTRIBUTABLE TO:
CONTROLLING INTEREST		PS.	6,889,641	PS.	(223,705)	PS.	6,665,936
NON-CONTROLLING INTEREST			1,290,500		879		1,291,379
		PS.	8,180,141	PS.	(222,826)	PS.	7,957,315

RECONCILIATION OF CONSOLIDATED STATEMENT OF INCOME FOR THE THREE MONTHS ENDED JUNE 30, 2011, AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:

	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS		ADJUSTMENTS AND RECLASSIFICATIONS		AMOUNTS UNDER IFRS
NET SALES		PS.	15,125,707	PS.		PS.	15,125,707
COST OF SALES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		6,690,510		(26,680)		6,663,830
SELLING EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		1,175,759		(388)		1,175,371
ADMINISTRATIVE EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		1,237,876		4,754		1,242,630
DEPRECIATION AND AMORTIZATION	A, D		1,813,188		(13,344)		1,799,844
INCOME BEFORE OTHER EXPENSE			4,208,374		35,658		4,244,032
OTHER EXPENSE, NET			(150,757)		4,737		(146,020)
OPERATING INCOME			4,057,617		40,395		4,098,012
FINANCE EXPENSE, NET	C, K		(960,972)		(369,589)		(1,330,561)
EQUITY IN (LOSSES) INCOME OF AFFILIATES, NET			(133,403)		322		(133,081)
INCOME BEFORE INCOME TAXES			2,963,242		(328,872)		2,634,370
INCOME TAXES	C, H		807,991		(186,170)		621,821
NET INCOME		PS.	2,155,251	PS.	(142,702)	PS.	2,012,549

NET INCOME ATTRIBUTABLE TO:
CONTROLLING INTEREST		PS.	1,803,647	PS.	(141,835)	PS.	1,661,812
NON-CONTROLLING INTEREST			351,604		(867)		350,737
		PS.	2,155,251	PS.	(142,702)	PS.	2,012,549

RECONCILIATION OF CONSOLIDATED STATEMENT OF INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2011, AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:

	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS		ADJUSTMENTS AND RECLASSIFICATIONS		AMOUNTS UNDER IFRS
NET SALES		PS.	28,325,320	PS.		PS.	28,325,320
COST OF SALES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		13,180,021		(49,020)		13,131,001
SELLING EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		2,310,308		(778)		2,309,530
ADMINISTRATIVE EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		2,490,516		9,985		2,500,501
DEPRECIATION AND AMORTIZATION	A, D		3,588,662		(30,429)		3,558,233
INCOME BEFORE OTHER EXPENSE			6,755,813		70,242		6,826,055
OTHER EXPENSE, NET			(185,630)		9,315		(176,315)
OPERATING INCOME			6,570,183		79,557		6,649,740
FINANCE EXPENSE, NET	C, K		(1,741,593)		(533,549)		(2,275,142)
EQUITY IN (LOSSES) INCOME OF AFFILIATES, NET			(231,626)		590		(231,036)
INCOME BEFORE INCOME TAXES			4,596,964		(453,402)		4,143,562
INCOME TAXES	C, H		1,222,099		(222,303)		999,796
NET INCOME		PS.	3,374,865	PS.	(231,099)	PS.	3,143,766

NET INCOME ATTRIBUTABLE TO:
CONTROLLING INTEREST		PS.	2,674,360	PS.	(232,128)	PS.	2,442,232
NON-CONTROLLING INTEREST			700,505		1,029		701,534
		PS.	3,374,865	PS.	(231,099)	PS.	3,143,766

EXPLANATORY NOTES TO THE IFRS ADJUSTMENTS

(A)  THE EFFECTS OF INFLATION RECOGNIZED BY THE GROUP IN INTANGIBLE ASSETS BETWEEN 1998 (THE FIRST YEAR OF TRANSITION FROM HYPERINFLATION TO INFLATION UNDER IFRS IN THE MEXICAN ECONOMY) AND 2007 (THE LAST YEAR THAT EFFECTS OF INFLATION WERE RECOGNIZED IN THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS UNDER MEXICAN FRS) AMOUNTED TO AN AGGREGATE OF PS.368,111 AT THE TRANSITION DATE. THIS AGGREGATE ADJUSTMENT WAS REFLECTED IN CONCESSIONS AND LICENSES, TRADEMARKS, TRANSMISSION RIGHTS AND PROGRAMMING, SUBSCRIBER LISTS AND OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES (OTHER THAN GOODWILL). THE RESULTING DECREASED AMORTIZATION EXPENSE OF PS.623 FOR THE YEAR ENDED DECEMBER 31, 2011, AND PS.464 FOR THE SIX MONTHS ENDED JUNE 30, 2011, WAS RECOGNIZED IN CONSOLIDATED INCOME. ADJUSTMENTS TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 ARE NET OF ACCUMULATED AMORTIZATION.

(B)  THE EFFECTS OF INFLATION RECOGNIZED BY THE GROUP BETWEEN 1998 AND 2007 AS ADJUSTMENTS TO NON-MONETARY ITEMS IN FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES AND ASSOCIATES UNDER MEXICAN FRS AMOUNTED TO PS.179,983 AND PS.160,673 AS OF DECEMBER 31 AND JANUARY 1, 2011, RESPECTIVELY.

(C)  THE GROUP RECOGNIZED AND MEASURED AT FAIR VALUE AT DECEMBER 31 AND JANUARY 1, 2011 AN EMBEDDED DERIVATIVE IN A HOST CONTRACT RELATED TO ITS INVESTMENT IN BMP CONVERTIBLE DEBENTURES DUE 2025, WHICH WAS NOT SEPARATED UNDER MEXICAN FRS. CHANGES IN FAIR VALUE OF THIS EMBEDDED DERIVATIVE IN THE AMOUNT OF PS.503,200  AND PS.538,700 WERE RECOGNIZED IN THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME UNDER IFRS AS OTHER FINANCE EXPENSE, NET, FOR THE YEAR ENDED DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2011, RESPECTIVELY.

(D)  IN ACCORDANCE WITH THE PROVISIONS OF IAS 16, PROPERTY, PLANT AND EQUIPMENT, AND THE EXEMPTION ALLOWED BY IFRS 1, FIRST-TIME ADOPTION OF IFRS, THE GROUP RECOGNIZED AS DEEMED COST THE FAIR VALUE OF CERTAIN REAL ESTATE PROPERTY AT JANUARY 1, 2011, AS PROVIDED BY INDEPENDENT APPRAISALS. ACCORDINGLY, THE AMOUNT OF PS.649,278, REFLECTS THE TOTAL ADJUSTMENTS MADE TO THE CARRYING VALUE OF SELECTED LAND AND BUILDINGS OWNED BY THE GROUP TO RECOGNIZE THEIR FAIR VALUE AT THE TRANSITION DATE. THE RESULTING DECREASED DEPRECIATION EXPENSE OF PS.67,553 FOR THE YEAR ENDED DECEMBER 31, 2011, AND PS.29,965 FOR THE SIX MONTHS ENDED JUNE 30, 2011, WAS RECOGNIZED IN CONSOLIDATED INCOME. THE ADJUSTMENT TO THE CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, AND JUNE 30, 2011 IS NET OF ACCUMULATED DEPRECIATION.

(E)  IN ACCORDANCE WITH THE PROVISIONS OF IFRS 1, FIRST-TIME ADOPTION OF IFRS, THE GROUP ELECTED TO APPLY, BEGINNING ON JUNE 1, 2008, THE GUIDELINES OF IFRS 3 (AS REVISED IN 2008), BUSINESS COMBINATIONS, AND IAS 27 (AS AMENDED IN 2008), CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS. THE ADJUSTMENT AS OF JANUARY 1, 2011 REFLECTS THE RECOGNITION OF NON-CONTROLLING INTEREST IN ACCORDANCE WITH IFRS 3 (AS REVISED IN 2008). THIS NON-CONTROLLING INTEREST WAS ACQUIRED BY THE CONTROLLING INTEREST IN THE FIRST AND SECOND QUARTER OF 2011. AS A RESULT, NO RELATED ADJUSTMENT IS REFLECTED IN THE CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31 AND JUNE 30, 2011.

(F)  DEFERRED FINANCING COSTS CONSISTING PRIMARILY OF FEES AND EXPENSES INCURRED IN CONNECTION WITH THE ISSUANCE OF DEBT IN THE AMOUNT OF PS.862,214, PS.916,639, PS.902,224 AND PS.906,569 AS OF DECEMBER 31, JANUARY 1, MARCH 31 AND JUNE 30, 2011, RESPECTIVELY, ARE CLASSIFIED AS PART OF DEBT UNDER IFRS. THESE ITEMS WERE CLASSIFED AS NON-CURRENT ASSETS UNDER MEXICAN FRS.

(G)  A LONG-TERM LIABILITY FOR RETIREMENT OF CERTAIN LEASEHOLD IMPROVEMENTS CLASSIFIED IN PROPERTY, PLANT AND EQUIPMENT WAS RECOGNIZED UNDER IFRS IN THE AMOUNT OF PS.62,027 AS OF DECEMBER 31, 2011 AND PS.69,000 AS OF JANUARY 1,  RESPECTIVELY.

(H)  THE DEFERRED INCOME TAXES RELATED TO THOSE TEMPORARY DIFFERENCES ARISING FROM IFRS ADJUSTMENTS MADE BY THE GROUP AT DECEMBER 31, JANUARY 1, MARCH 31 AND JUNE 30, 2011, AMOUNTED TO PS.40,992, PS.205,598, PS.213,896 AND PS.455,633, RESPECTIVELY, AND ARE PRIMARILY RELATED TO PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS, BENEFITS TO EMPLOYEES AND AVAILABLE-FOR-SALE FINANCIAL ASSETS.

(I)  THE AGGREGATE ADJUSTMENTS TO RETIREMENT AND TERMINATION BENEFITS AMOUNTED TO PS.630,958, PS.600,728, PS.621,079 AND PS.646,623 AT DECEMBER 31, JANUARY 1, MARCH 31 AND JUNE 30, 2011, RESPECTIVELY. THESE ADJUSTMENTS TO NON-CURRENT EMPLOYEE BENEFITS WERE MADE IN ACCORDANCE WITH THE PROVISIONS OF IAS 19, EMPLOYEE BENEFITS, AND IFRS 1, FIRST-TIME ADOPTION OF IFRS, AND CONSIST PRIMARILY OF (I) THE RECLASSIFICATION TO CONSOLIDATED EQUITY OF THE OUTSTANDING BALANCE OF NET ACTUARIAL GAIN AND THE UNRECOGNIZED PRIOR SERVICE COST FOR TRANSITION LAIBILITY UNDER MEXICAN FRS; AND (II) THE WRITE-OFF OF SEVERANCE INDEMNITIES TO EMPLOYEES ACCRUED UNDER MEXICAN FRS AT JANUARY 1, 2011.

(J)  THE ADJUSTMENTS MADE TO CAPITAL STOCK AND ADDITIONAL PAID-IN-CAPITAL OF THE COMPANY AS OF JANUARY 1, 2011, TO ELIMINATE THE EFFECTS OF INFLATION RECOGNIZED UNDER MEXICAN FRS, IN THE AGGREGATE AMOUNT OF PS.5,839,497.

(K)  THE ADJUSTMENTS MADE TO ACCUMULATED OTHER COMPREHENSIVE INCOME IN CONSOLIDATED EQUITY AS OF JANUARY 1, 2011, IN CONNECTION WITH THE CUMULATIVE FOREIGN CURRENCY TRANSLATION LOSS IN THE AGGREGATE AMOUNT OF PS.1,370,181, WHICH WAS CLASSIFIED TO RETAINED EARNINGS AT THE TRANSITION DATE, AND THE CHANGES IN FAIR VALUE OF AN EMBEDDED DERIVATIVE IN A HOST CONTRACT, WHICH WERE ACCOUNTED FOR IN 2011 AS OTHER FINANCE EXPENSE, NET, IN THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME UNDER IFRS.

         THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME UNDER IFRS INCLUDE THE PRESENTATION OF OTHER EXPENSE, NET, AS PART OF OPERATING INCOME. UNDER MEXICAN FRS, OTHER EXPENSE, NET WAS PRESENTED AFTER OPERATING INCOME. THEREFORE, THE CONSOLIDATED OPERATING INCOME UNDER IFRS IS NOT DIRECTLY COMPARATIVE WITH CONSOLIDATED OPERATING INCOME PREVIOUSLY REPORTED UNDER MEXICAN FRS.

          THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME UNDER IFRS INCLUDE THE PRESENTATION OF OTHER FINANCE EXPENSE, NET, WHICH INCLUDES PRIMARILY INCOME OR EXPENSE FROM DERIVATIVE FINANCIAL INSTRUMENTS. UNDER MEXICAN FRS, INCOME OR EXPENSE FROM DERIVATIVE FINANCIAL INSTRUMENTS WAS PRESENTED AS PART OF INTEREST EXPENSE, INTEREST INCOME OR FOREIGN EXCHANGE GAIN OR LOSS.

          THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME UNDER IFRS INCLUDE THE CLASSIFICATION OF THE EMPLOYEES’ PROFIT SHARING AS PART OF OPERATING EXPENSES. UNDER MEXICAN FRS, THE EMPLOYEES’ PROFIT SHARING WAS CLASSIFIED AS PART OF OTHER EXPENSE, NET.

          THE TRANSITION FROM MEXICAN FRS TO IFRS HAD NO SIGNIFICANT IMPACT ON THE CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR  THE YEAR ENDED DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2011.

- - - - - - - - - - - -

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
					TOTAL AMOUNT
			NUMBER	%	(Thousands of Mexican Pesos)
COMPANY NAME		MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE
1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	34,151,934	33.00	141,932	43,738
2	BROADCASTING MEDIA PARTNERS, INC	PROMOTION AND/OR DEVELOPMENT OF COMPANIES	745,461	7.06	2,276,842	2,310,945
3	GSF TELECOM HOLDING, S.A.P.I. DE C.V.	WIRELESS AND FIX TELEPHONY	150,000,000	50.00	18,738,057	18,738,057
4	COMUNICABLE, S.A. DE C.V.	CABLE TV TRANSMISSION	2,000	50.00	16,918	27,092
5	COMUNICABLE DE VALLE HERMOSO, S.A. DE C.V.	CABLE TV TRANSMISSION	2,000	50.00	4,019	3,093
6	DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A. DE C.V.	PRODUCTION AND DISTRIBUTION OF ANIMATED CARTOONS	1,735,560	49.00	4,384	843
7	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	9,045
8	ENDEMOL LATINO, N.A., LLC.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	1	49.00	6,335	6,832
9	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	859
10	GRUPO TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I.	TELECOM	54,666,667	33.33	427,000	-
11	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	827,558
12	OLLIN VFX, S.A. DE C.V.	TELEVISION AND CINEMA PRODUCTION	34	25.30	13,333	13,333
13	T&V S.A.S.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	1,849	50.00	312	312
	TOTAL INVESTMENT IN ASSOCIATES				22,724,238	21,981,707

OBSERVATIONS:

CREDITS BREAKDOWN
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
	FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
	(YES/NO)				YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANCO NACIONAL DE MÉXICO, S.A.	NO	4/20/2006	4/20/2016	8.74					2,100,000
BANCO SANTANDER , S.A.	NO	4/21/2006	4/21/2016	TIIE+24					1,400,000
AF BANREGIO, S.A. DE C.V.	NO	8/23/2010	8/16/2012	7.75	20,000
BANCO MERCANTIL DEL NORTE, S.A.	NO	2/24/2011	2/21/2016	TIIE+215		88,920	266,760	266,760	677,560
BANCO SANTANDER, S.A	NO	3/30/2011	3/30/2016	8.12					1,997,000
BBVA BANCOMER, S.A.	NO	3/30/2011	3/30/2016	8.095					2,496,250
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.40						399,125
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.06					320	797,930
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2018	8.77						399,179
HSBC MÉXICO, S.A.	NO	3/28/2011	3/30/2018	TIIE+117.5					625,000	1,869,676
OTHER
TOTAL BANKS					20,000	88,920	266,760	266,760	9,296,130	3,465,910	0	0	0	0	0	0
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SENIOR NOTES	YES	5/9/2007	5/11/2037	8.93						4,481,934
SENIOR NOTES	NO	10/14/2010	10/1/2020	7.38						9,941,223
SENIOR NOTES	YES	5/6/2008	5/15/2018	6.31												6,617,380
SENIOR NOTES	YES	3/18/2005	3/18/2025	6.97												7,500,075
SENIOR NOTES	YES	3/11/2002	3/11/2032	8.94												3,959,377
SENIOR NOTES	YES	11/23/2009	1/15/2040	6.97												7,813,897
SECURED					0	0	0	0	0	14,423,157	0	0	0	0	0	25,890,729
PRIVATE PLACEMENTS
UNSECURED
SECURED
TOTAL STOCK MARKET
OTHER CURRENT AND NON-CURRENT LIABILITIES
WITH COST
GE CAPITAL CEF MÉXICO, S.A. DE R.L.	NO	11/24/2009	1/1/2013		10,539	6,018
CSI LEASING MÉXICO, S. DE R.L.	NO	6/1/2009	8/1/2013		7,135	7,487	2,492
THE CAPITA CORPORATION DE MÉXICO	NO	12/1/2009	12/1/2012		1,478
PURE LEASING, S.A. DE C.V.	NO	10/1/2009	4/1/2012		21
CSI LEASING MÉXICO, S. DE R.L.	NO	12/1/2011	5/1/2014		63,025	64,777	72,199
ACACIA FUND, S.A. DE C.V.	NO	7/6/2010	8/6/2012		150,000
INTELSAT, LLC.	YES	9/1/2000	10/1/2012								88,408
IP MATRIX, S.A. DE C.V.	YES	11/1/2009	11/1/2015								6,864	7,037	14,613	15,360	4,626
TOTAL CURRENT AND NON-CURRENT LIABILITIES
WITH COST					232,198	78,282	74,691	-	0	0	95,272	7,037	14,613	15,360	4,626	-

SUPPLIERS
VARIOUS	NO	7/1/2012	6/30/2013		0	4,655,126
VARIOUS	YES	7/1/2012	6/30/2013									4,059,616
TOTAL SUPPLIERS					0	4,655,126	0	0	0	0	0	4,059,616	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES
VARIOUS	NO					18,566,477	118,134	118,992	89,956	357,222
2010 MEXICAN TAX REFORM	NO						14,324	118,419	10,135	93,293
DERIVATIVE FINANCIAL INSTRUMENTS	NO									405,143
CUSTOMER DEPOSITS AND ADVANCES	NO						664,975
VARIOUS	YES											1,042,489				90,645
TRANSMISSION RIGHTS	YES												605,343	566,448	305,403	627,419
OTHER CURRENT AND NON-CURRENT LIABILITIES					0	18,566,477	797,433	237,411	100,091	855,658	0	1,042,489	605,343	566,448	305,403	718,064

TOTAL					252,198	23,388,805	1,138,884	504,171	9,396,221	18,744,725	95,272	5,109,142	619,956	581,808	310,029	26,608,793

NOTES

THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY WERE AS FOLLOWS:

$13.3142	PESOS PER U.S. DOLLAR

IT DOESN'T INCLUDE LIABILITIES OF TAXES PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF. 21050000 TAXES PAYABLE) OF PS.86,082 AND PS.1,090,061, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

MONETARY FOREIGN CURRENCY POSITION
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
(THOUSANDS OF PESOS)	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

MONETARY ASSETS	2,061,060	27,441,368	150,697	2,006,405	29,447,773

CURRENT	705,808	9,397,274	150,697	2,006,405	11,403,679

NON-CURRENT	1,355,252	18,044,094	-	-	18,044,094

LIABILITIES POSITION	2,446,599	32,574,502	62,834	836,580	33,411,082

CURRENT	344,380	4,585,142	52,978	705,354	5,290,496

NON-CURRENT	2,102,219	27,989,360	9,856	131,226	28,120,586

NET BALANCE	(385,539)	(5,133,134)	87,863	1,169,825	(3,963,309)

NOTES

THE MONETARY ASSETS INCLUDE U.S.$179,251 THOUSAND OF LONG-TERM AVAILABLE-FOR-SALE INVESTMENTS, OF WHICH FOREIGN EXCHANGE GAIN OR LOSS RELATED TO THE CHANGES IN FAIR VALUE OF THESE FINANCIAL INSTRUMENTS IS ACCOUNTED FOR AS OTHER COMPREHENSIVE INCOME .

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS:

PS.	13.3142	PESOS PER U.S. DOLLAR
	16.8571	PESOS PER EURO
	13.6233	PESOS PER CANADIAN DOLLAR
	3.1172	PESOS PER ARGENTINEAN PESO
	0.6595	PESOS PER URUGUAYAN PESO
	0.0279	PESOS PER CHILEAN PESO
	0.0078	PESOS PER COLOMBIAN PESO
	5.2314	PESOS PER PERUVIAN NUEVO SOL
	14.6711	PESOS PER SWISS FRANC
	3.2597	PESOS PER STRONG BOLIVAR
	6.7700	PESOS PER BRAZILIAN REAL
	21.7585	PESOS PER STERLING LIBRA
	2.1955	PESOS PER CHINESE YUAN

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG-TERM DEBT SECURITIES

THE AGREEMENTS OF THE U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION, PS4,500 MILLION, AND U.S.$600 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2018, 2025, 2032, 2037 AND 2040, RESPECTIVELY, CONTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

THE AGREEMENT OF NOTES ("CERTIFICADOS BURSÁTILES") DUE 2020 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT JUNE 30, 2012, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

SALES DISTRIBUTION BY PRODUCT
TOTAL SALES
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
			(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(599,917)

CONTENT:
ADVERTISING		9,970,230			GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L DE C.V.
					MARKETING MODELO, S.A DE C.V.
					SABRITAS, S. DE R.L. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MÉXICO
					BIMBO, S.A. DE C.V.
					MARCAS NESTLÉ, S.A DE C.V.
					DANONE DE MÉXICO, S.A. DE C.V.
					FRABEL, S.A. DE C.V.
NETWORK SUBSCRIPTION REVENUE		1,273,026			MEGA CABLE, S.A. DE C.V.
					CABLEMÁS TELECOMUNICACIONES, S.A. DE C.V.
					TELECABLE DEL ESTADO DE MÉXICO, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
LICENSING AND SYNDICATIONS		415,203			VARIOUS

PUBLISHING:
MAGAZINE CIRCULATION	16,613	269,841		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				TU MAGAZINE
				SOY ÁGUILA MAGAZINE
				SKY VIEW MAGAZINE
				MUY INTERESANTE MAGAZINE
				DISNEY PRINCESAS MAGAZINE
				DIBUJIN DIBUJADO NIÑAS MAGAZINE
				COCINA FÁCIL MAGAZINE
ADVERTISING		326,685			FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					FORD MOTOR COMPANY, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					INTERNACIONAL DE CERAMICA, S.A.B. DE C.V.
					CHRYSLER DE MÉXICO, S.A. DE C.V.
					VOLKSWAGEN DE MÉXICO, S.A. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					MARY KAY COSMETICS DE MÉXICO, S.A. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L DE C.V.
OTHER INCOME		7,217			VARIOUS
SKY :
DTH BROADCAST SATELLITE		6,222,671		SKY	SUBSCRIBERS
PAY PER VIEW		104,534
CHANNEL COMMERCIALIZATION		115,008			SUAVE Y FÁCIL, S.A. DE C.V.
					MEDIA PLANNING GROUP, S.A. DE C.V.
					BBVA BANCOMER, S.A.
					BANCO NACIONAL DE MÉXICO, S.A.
CABLE AND TELECOM:
DIGITAL SERVICE		3,433,968		CABLEVISIÓN, CABLEMÁS Y TVI	SUBSCRIBERS
INTERNET SERVICES		1,247,755
SERVICE INSTALLATION		42,406
PAY PER VIEW		35,358
CHANNEL COMMERCIALIZATION		206,071			MULTILMEDIOS S.A. DE C.V.
					SPXTV, S.A. DE C.V.
					OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					MARCAS DE RENOMBRE, S.A. DE C.V.
TELEPHONY		1,195,770
TELECOMMUNICATIONS		1,245,504		BESTEL	SUBSCRIBERS
OTHER		108,855
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		185,870			OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					CINEMARK DE MÉXICO, S.A. C.V.
					CINEMAS LUMIERE, S.A. DE C.V.
					EN PANTALLA PRODUCCIONES INTERNACIONALES, S.A. DE C.V.
SPECIAL EVENTS AND SHOW PROMOTION		581,674		CLUB DE FÚTBOL AMÉRICA	GENERAL PUBLIC (AUDIENCE)
				REAL SAN LUIS , F.C.	FEDERACIÓN MEXICANA DE FÚTBOL, A.C.
				IMPULSORA DEL DEPORTIVO NECAXA	AFICIÓN FUTBOL, S.A. DE C.V.
				ESTADIO AZTECA
GAMING		954,552		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		249,768			PEGASO PCS, S.A. DE C.V.
					CERVEZAS CUAUTEMOC MOCTEZUMA, S.A. DE C.V.
					PROPIMEX, S.A. DE C.V.
					ARENA COMMUNICATIONS, S.A. DE C.V.
					MEDIA PLANNING GROUP, S.A. DE C.V.
					OPTIMUM MEDIA DIRECTION DE MÉXICO, S.A. DE C.V.
					MARKETING MODELO, S.A. DE C.V.
PUBLISHING DISTRIBUTION	3,873	76,634		HOLA MÉXICO MAGAZINE	VARIOUS
				EL SOLITARIO MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				ENTEPRENEUR MAGAZINE	DEALERS
				REVISTA DEL CONSUMIDOR MAGAZINE	COMMERCIAL CENTERS (MALLS)
				MINIREVISTA MINA MAGAZINE
				MAESTRA PREESCOLAR MAGAZINE

EXPORT SALES
CONTENT:
ADVERTISING		49,349			INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
					PDH/LA. USA
NETWORK SUBSCRIPTION REVENUE		275,041			GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV ARGENTINA SOCIEDAD ANONIMA
					INTERESES EN EL ITSMO, S.A. DE C.V.
					BBC WORLDWIDE LTD
					AMNET CABLE COSTA RICA, S.A.

LICENSING AND SYNDICATIONS		2,252,300		TELEVISA	NETFLIX, INC
				TELEVISA	TVSB 4 DE SAO PAULO, S.A.
				TELEVISA	COMPAÑIA PERUANA DE RADIODIFUSIÓN, S.A.
				TELEVISA	CORPORACIÓN VENEZOLANA DE TELEVISIÓN, S.A.
				TELEVISA	RCN TELEVISION, S.A.
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		44,317		REAL SAN LUIS, F.C.
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		17,239			NETFLIX, INC

INTERSEGMENT ELIMINATIONS		(3,428)

SALES OF SUBSIDIARIES ABROAD
CONTENT:
ADVERTISING		80,420			INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
PUBLISHING:
MAGAZINE CIRCULATION	23,826	485,463		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TÚ MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
ADVERTISING		535,162			UNIVERSAL MCCANN SERVICIOS DE MEDIOS LTDA
					PUBLICIS GROUPE MEDIA, S.A.
					UNILEVER CHILE, S.A.
					IPG MEDIABRANDS, S.A.
SKY:
DTH BROADCAST SATELLITE		489,995		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		127,087		BESTEL	SUBSCRIBERS
OTHER BUSINESS:
PUBLISHING DISTRIBUTION:	4,947	102,469		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				COLECCIÓN ASTERIX MAGAZINE	COMMERCIAL CENTERS (MALLS)
				15 MINUTOS MAGAZINE
				HOLA MAGAZINE
				EL FEDERAL MAGAZINE
				COLECCIÓN MINIGOLS MAGAZINE
				HELLO KITTY MAGAZINE
RENTALS OF MOVIES FILMS		18,212			LIONS GATE FILMS INC.

INTERSEGMENT ELIMINATIONS		(1,887)

TOTAL	49,259	32,140,422

ANALYSIS OF PAID CAPITAL STOCK
CHARACTERISTIC OF THE SHARES

CONSOLIDATED
Final Printing
	NOMINAL	VALID	NUMBER OF SHARES				CAPITAL STOCK
SERIES	VALUE	COUPON	FIXED	VARIABLE		FREE
	(PS.)		PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	113,613,267,242	0	113,613,267,242	0	848,428	0
B	0.00000	0	52,739,399,877	0	52,739,399,877	0	405,948	0
D	0.00000	0	83,903,532,491	0	83,903,532,491	0	620,017	0
L	0.00000	0	83,903,532,491	0	0	83,903,532,491	620,017	0
TOTAL			334,159,732,101	0	250,256,199,610	83,903,532,491	2,494,410	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION:	334,159,732,101

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

11060060:  AS OF JUNE 30, 2012, DECEMBER 31 AND JANUARY 1, 2011, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.4,993,990, PS.4,178,945 AND PS.4,004,415, RESPECTIVELY.

12080050:  AS OF JUNE 30, 2012, DECEMBER 31 AND JANUARY 1, 2011, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.8,192,053, PS.6,793,151 AND PS.5,579,497, RESPECTIVELY.

91000010:  AT JUNE 2012 DOESN´T INCLUDE TAX LIABILITIES IN FOREIGN CURRENCY FOR PS.86,082 (SEE ATTACHED BREAKDOWN OF CREDITS)

ACUM40180000:  THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

ACUM40190000:  THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

40180000:  THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

40190000:  THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC,
ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i.    Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Finance and Risk area and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the second quarter of 2012, no such financial derivatives were outstanding. Pursuant to the provisions of Bulletin C-10 of the Financial Reporting Standards issued by the Mexican Financial Reporting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until June 30th, 2012, are not within the scope of hedge accounting as specified in such Bulletin and, consequently, are recognized in the accounting based on the standards included in the aforementioned Bulletin.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.

Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and the form agreement recommended by Banco de México. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:

1.	Cross-currency interest rate swaps (i.e., coupon swaps);

2.	Interest rate and inflation-indexed swaps;

3.	Cross-currency principal and interest rate swaps;

4.	Swaptions;

5.	Forward exchange rate contracts;

6.	FX options;

7.	Interest Rate Caps and Floors contracts;

8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and

9.	Credit Default Swaps.

The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.

During the quarter from April to June 2012, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.

The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

ii.            General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.

The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

iii.            Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

iv.           Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.

Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.

As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter, one "Coupon Swap" agreement through which Grupo Televisa, S.A.B. ("Televisa") exchanged the payment of a coupon denominated in U.S. Dollars for a notional amount of U.S.$ 500,000,000.00 (Five Hundred Million Dollars 00/100) of the Bond maturing in 2018 for a coupon in Mexican Pesos for such notional amount in Pesos, expired. This instrument was entered into in February 2011 and the flows were realized in May 2012, the date which such instrument expired.

Likewise there were no defaults or margin calls under financial derivative transactions.

v.            Quantitative Information. Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Televisa, Corporación Novavisión, S. de R.L. de C.V. and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
June 30, 2012
(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter	Previous Quarter(5)	Current Quarter D(H) (4)	Previous Quarter D(H) (5)	Maturing per Year
Coupon Swaps (1)	Hedging	Ps. 19,025,700 / $1,500,000	USD1,500,000 6.625% / 8.50%	USD2,000,000 6.00% / 8.50%	24,022	7,847	Semiannual interest 2012	Does not exist (6)
Interest Rate Swap (2)	Hedging	Ps. 1,400,000	TIIE 28 days + 24bps / 8.415%	TIIE 28 days + 24bps / 8.415%	(159,356)	(145,316)	Monthly interest 2012-2016	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 7.4325%	TIIE 28 days / 7.4325%	(242,622)	(190,235)	Monthly interest 2012-2018	Does not exist (6)
FX Options (1)	Hedging	USD 337,500	USD 337,500	USD 337,500	35,998	20,945	2012 - 2014	Does not exist (6)
Interest Rate Swap (3)	Hedging	Ps.1,300,000	TIIE 28 DAYS / 5.032%	TIIE 28 DAYS / 5.0500%	(3,167)	3,127	Monthly Interest 2012-2016	Does not exist (6)
				Total	(345,125)	(303,632)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Corporación Novavisión, S. de R.L. de C.V.
(3)	Acquired by Televisión Internacional, S.A. de C.V.
(4)	The aggregate amount of the derivatives reflected in the consolidated balance sheet of Grupo Televisa, S.A.B. as of June 30, 2012, included in the relevant SIFIC, is as follows:

11060020	FINANCIAL DERIVATIVE INSTRUMENTS	Ps. 31,443
12080010	FINANCIAL DERIVATIVE INSTRUMENTS	28,577
22050010	FINANCIAL DERIVATIVE INSTRUMENTS	(405,145)
		Ps. (345,125)

The financial derivatives shown in the above table are those whose aggregate value could represent 5% of the consolidated assets, liabilities or capital, or 3% of the consolidated sales, of Grupo Televisa, S.A.B., for the most recent quarter.

(5)	Information for the first quarter of 2012.
(6)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE  OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	/s/ SALVI FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUÍN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., JULY 10, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 12, 2012	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel